Exhibit 99.1

THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE

HELD ON may 30, 2025

DATED APRIL 7, 2025

THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

FRIDAY, MAY 30, 2025

TAKE NOTICE THAT an Annual General and Special Meeting (the “Meeting”) of the shareholders of The Real Brokerage Inc. (the “Company”) will be held on Friday, May 30, 2025 at 9:00 a.m. ET. This year’s Meeting will be a virtual meeting of shareholders. You will be able to attend the Meeting, vote and submit your questions during the Meeting via live webcast by visiting www.virtualshareholdermeeting.com/REAX2025. Prior to the Meeting, you will be able to vote (i) at www.proxyvote.com, (ii) by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French); or (iii) by completing, signing and returning the enclosed form of proxy or voting instruction form, as applicable, in the envelope provided.

The Meeting will be held for the following purposes:

1.	to receive the audited financial statements of the Company for the year end dated December 31, 2024 and the accompanying report of the auditors;

2.	to fix the number of directors of the Company at eight (8);

3.	to elect the directors of the Company to serve until the close of the next annual general meeting of shareholders of the Company or until their successors are elected or appointed;

4.	to re-appoint auditors of the Company for the ensuing year, as more fully described in the management information circular (the “Management Information Circular”) accompanying this Notice;

5.	to pass an ordinary resolution of shareholders confirming and approving the 2025 Stock Incentive Plan of the Company, as more particularly described in the accompanying Management Information Circular;

6.	to pass an ordinary resolution to ratify and approve the “Advance Notice Policy”, as more particularly described in the accompanying Management Information Circular; and

7.	to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

Information relating to the items above is set forth in the Management Information Circular.

Only shareholders of record as of April 7, 2025 (the “Record Date”), are entitled to notice of the Meeting and to vote at the Meeting and at any adjournment or postponement thereof.

Notice-and-Access

The Company has elected to use for the Meeting the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) of the Canadian Securities Administrators. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post its Management Information Circular and any additional materials online.

The Management Information Circular and all additional materials have been posted in full on the Company’s website at https://investors.onereal.com/events-presentations, and under the Company’s System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) profile at www.sedarplus.com, instead of printing and mailing out paper copies. All shareholders of record as of the Record Date will receive a notice and access notification containing instructions on how to access the Management Information Circular and all additional materials.

Voting by Proxy

To participate in the Meeting, registered shareholders and duly appointed proxyholders will need to visit www.virtualshareholdermeeting.com/REAX2025 and log-in using the 16-digit control number included either on your proxy form (the “Instrument of Proxy”) or voting instruction form (“VIF”), as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 9:00 a.m. ET on Friday, May 30, 2025. Online check-in will begin starting 15 minutes prior, at 8:45 a.m. ET. You should allow ample time for online check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or Meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log in page. The webcast Meeting allows registered holders and duly appointed proxyholders to attend the Meeting live, submit questions and vote while the Meeting is being held if you have not done so in advance of the Meeting.

Guests will be able to attend the Meeting through the live webcast only by joining the webcast as a guest at www.virtualshareholdermeeting.com/REAX2025. Guests will not be able to submit questions or vote.

If you are not a registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

It is desirable that as many shareholders holding common shares of the Company as possible be represented at the Meeting. If you do not expect to attend and would like your common shares represented, please complete the enclosed Instrument of Proxy or VIF and return it as soon as possible in the envelope provided for that purpose. To be valid, all Instruments of Proxy and VIFs must be deposited at the office of Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 5S5 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof. Late Instruments of Proxy may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion and the Chair is under no obligation to accept or reject any particular late Instruments of Proxy or VIF.

DATED at Vancouver, British Columbia this 7th day of April, 2025.

By order of the Board of Directors of The Real Brokerage Inc.

Signed “Tamir Poleg”
Tamir Poleg
Chief Executive Officer and Director

THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

DATED April 7, 2025

-i-

Table of Contents

(Continued)

Page
Other Policies	27
Nomination of Directors	27
Experience and Expertise	28
Director Term Limits and Other Mechanisms of Board Renewal	28
Policies Regarding the Representation of Women	28
Summary Compensation Table	34
Stock Options and Other Incentive Plans	35
Employment Contracts and Termination and Change of Control Benefits	35
Change of Control Payments	36
Pension Disclosure	37
Incentive Plan Awards – Value Vested or Earned During the Year	37
Director Compensation	37
Director Compensation – Outstanding Options and Restricted Share Units	39
Director Compensation – Incentive Plan Awards – Value Vested or Earned During the Year	40
Securities Authorized for Issuance under Equity Compensation Plans	40
Other Compensation Practices	41
INDEBTEDNESS OF DIRECTORS AND OFFICERS	41
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	41
INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON	41
Additional Information	42
SCHEDULE A THE REAL BROKERAGE INC. 2025 STOCK INCENTIVE PLAN	1
SCHEDULE B ADVANCE NOTICE POLICY	1
SCHEDULE C BOARD MANDATE	1

-ii-

GLOSSARY OF DEFINED TERMS

The following is a glossary of certain terms used in this Circular. Where the context requires, the below terms include both their plural and singular forms, and the below terms implying a gender includes all genders.

“Advance Notice Policy” has the meaning ascribed to it under Particulars of Matters to be Acted Upon – Approval of the Advance Notice Policy.

“Amended and Restated Omnibus Incentive Plan” means the amended and restated omnibus incentive plan of the Company as approved by the Board and as ratified by Shareholders at the Company’s annual general meeting held on June 9, 2023.

“Annual Information Form” means the Annual Information Form of the Company dated March 6, 2025, filed on www.sedarplus.com on March 6, 2025.

“Arbor Oaks Apartments” has the meaning ascribed to it under Particulars of Matters to be Acted Upon – Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“Arbor Oaks Judgement” has the meaning ascribed to it under Particulars of Matters to be Acted Upon – Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“Articles” means the articles of the Company.

“Audit Committee” means the audit committee of the Board.

“Award” means a grant of an Option or an RSU pursuant to a Securities Based Compensation Arrangement.

“BCBCA” means the Business Corporations Act (British Columbia), as amended.

“Beneficial Ownership Requirement” has the meaning ascribed to it in the Investor Rights Agreement.

“Beneficial Shareholders” has the meaning ascribed to it under Appointment and Revocation of Proxies.

“BFS” or “Broadridge” has the meaning ascribed to it under Appointment and Revocation of Proxies.

“Board” means the board of directors of the Company.

“CEO” means Chief Executive Officer of the Company.

“CFO” means Chief Financial Officer of the Company.

“Change of Control” has the meaning ascribed to it under Compensation Discussion and Analysis

“Circular” or “Management Information Circular” means this management information circular of the Company dated April 7, 2025 and all documents attached to or incorporated by reference into the management information circular.

“Clawback Policy” means the Company’s Policy Regarding Recovery of Erroneously Awarded Compensation.

“Code” has the meaning ascribed to it under Statement of Corporate Governance Practices.

“Common Shares” means the common shares in the authorized share structure of the Company.

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“Company” means The Real Brokerage Inc., a company existing under the laws of the BCBCA.

“Compensation Committee” means the compensation committee of the Board.

“Corporate Disclosure Policy” has the meaning ascribed to it under Statement of Corporate Governance Practices.

“ET” means Eastern Time.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

“Guarantors” has the meaning ascribed to it under Particulars of Matters to be Acted Upon – Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“Indemnity and Guarantee” has the meaning ascribed to it under Particulars of Matters to be Acted Upon – Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“Insider” means insider as defined the Securities Act (British Columbia), RSBC 1996, c.418, or other securities legislation applicable to the Company.

“Insight Partners” means certain funds affiliated with Insight Holdings Group, LLC, in particular Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp.

“Instrument of Proxy” means the form of proxy for use by Shareholders to vote at the Meeting.

“Investor Director Designee” means the appointed director to the Board by Insight Partners pursuant to the Investor Rights Agreement.

“Investor Rights Agreement” means the agreement between the Company, Real Pipe, LLC and Insight Partners dated December 2, 2020.

“ISOs” means incentive stock options.

“MD&A” has the meaning ascribed to it under Additional Information.

“Meeting” means the Annual General and Special Meeting of the Shareholders of the Company to be held on May 30, 2025, and any adjournment or postponement thereof.

“Nasdaq” means the Nasdaq Capital Market.

“NEOs” has the meaning given to it under Compensation Discussion and Analysis.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices.

“Nomination and Corporate Governance Committee” means the nomination and corporate governance committee of the Board.

“Notice” means the notice of the Meeting accompanying the Circular.

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“NP 58-201” means National Policy 58-201 – Corporate Governance Guidelines.

“NQSOs” means non-qualified stock options.

“Omnibus Incentive Plan” means the omnibus incentive plan of the Company as approved by the Board and as ratified by Shareholders at the Company’s annual general meeting held on June 13, 2022.

“Optimum” has the meaning ascribed to it under

Particulars of Matters to be Acted Upon – Election of Directors – Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“Options” means stock options of the Company.

“Participant” means an eligible employee, director, or consultant of the Company or a subsidiary (or in the case of a consultant, also of a related entity) to whom Awards are granted pursuant to a Securities Based Compensation Arrangement.

“Record Date” means April 7, 2025.

“RSAs” means restricted stock awards.

“RSU Plan” means the restricted share unit plan of the Company as approved by the Board and as ratified by Shareholders at the Company’s annual general meeting held on August 20, 2020.

“RSUs” means restricted share units.

“SARs” means stock appreciation rights.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Based Compensation Arrangement” means the Stock Option Plan, the RSU Plan, the Omnibus Incentive Plan and the Amended and Restated Omnibus Incentive Plan.

“Shareholders” means the holders of the Common Shares.

“Stock Option Plan” means the Stock Option Plan of the Company as approved by the Board and as ratified by the Shareholders at the annual and special general meeting of Shareholders held on August 20, 2020.

“Stock Trading Policy” has the meaning ascribed to it under Statement of Corporate Governance Practices.

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THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is provided in connection with the solicitation of proxies by management of The Real Brokerage Inc. for use at the Meeting. The Meeting will be held virtually on Friday, May 30, 2025 at 9:00 a.m. ET at www.virtualshareholdermeeting.com/REAX2025 or a place to which the Meeting may be adjourned, for the purposes set forth in the Notice.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of electronic communication. In accordance with NI 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

These Shareholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings or securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf.

Accompanying this Management Information Circular (and filed with applicable securities regulatory authorities) is the Instrument of Proxy or voting instruction form for use at the Meeting. Each Shareholder who is entitled to attend the Meeting is encouraged to participate in the Meeting and Shareholders are urged to vote, virtually at the meeting or by proxy, on the matters to be considered.

Unless otherwise stated, the information contained in this Management Information Circular is given as of April 7, 2025.

All time references in this Management Information Circular are in Eastern Time (ET).

References in this Circular to “we”, “us”, “our” and similar terms, as well as references to “Real”, or the “Company”, refer to The Real Brokerage Inc.

Forward Looking Information

Certain statements in this Circular constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (together, “forward-looking information”). The words “scheduled”, “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking information.

Forward-looking information is based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results to differ materially from those expressed or implied by forward-looking information, including, without limitation, the factors discussed in the “Risk Factors” section of the Annual Information Form. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking information contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking information contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on forward-looking information contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with Canadian securities regulatory authorities available at www.sedarplus.com and with the United States Securities and Exchange Commission at www.sec.gov for a discussion of these and other risks and uncertainties. Please also refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Information Form for additional details with respect to forward-looking statements.

Date of Information and Currency Presentation

Unless otherwise indicated, the information in this Circular is given as of April 7, 2025.

References in this Circular to (i) C$ are to Canadian dollars and (ii) $ or US$ are to United States dollars. The Company has used the following annual average exchange rates reported by the Bank of Canada for conversions of currency to Canadian dollars throughout this Circular, unless indicated otherwise:

	Year Ended December 31
Currency	2024		2023		2022
One United States dollar in Canadian dollars	C$	1.4389	C$	1.3226	C$	1.3544

On April 7, 2025, the exchange rate as quoted by the Bank of Canada for conversion of one United States dollar into Canadian dollars was US$1.00 = C$0.7029.

The Company’s financial year end is December 31. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

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HOW TO VOTE

Shareholders are encouraged to vote in advance of the Meeting at www.proxyvote.com.

Even if you currently plan to participate in the Meeting, you should consider voting your shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.

VOTING INSTRUCTIONS

Voting by Internet

To vote by the internet, visit www.proxyvote.com or scan the “QR” code included on the Instrument of Proxy (or other form of voting instruction form provided by an intermediary) to access the website. You will need your 16-digit control number located on the Instrument of Proxy/voting instruction form.

Voting by Mail

Return the completed, signed and dated Instrument of Proxy (or other form of voting instruction form provided by an intermediary) by mail in the business reply envelope to: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 5S5.

Voting by Telephone

You may enter your vote instruction by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 16-digit control number located on the Instrument of Proxy.

Appointment and Revocation of Proxies

Appointee Instructions

If you would like someone that you designate to attend the virtual meeting and vote on your behalf, you should appoint that person online at www.proxyvote.com as your proxy and provide that person the appointee identification number and the exact name that you registered. With that appointee identification number and name, your appointee will be able to access the Meeting and vote on your behalf.

You MUST provide your appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Meeting. Appointees can only be validated at the Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER.

IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING.

Proxy Cut-off

You are encouraged to provide your voting instructions or appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the Instrument of Proxy by no later than 9:00 a.m. ET, on Wednesday, May 28, 2025, or if the Meeting is adjourned, at least forty eight (48) hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting (the proxy cutoff). If you prefer, you may also complete and return your Instrument of Proxy or voting instruction form to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 5S5. Broadridge must receive your completed Instrument of Proxy or voting instruction form prior to the proxy deadline.

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Providing your voting instructions or voting by the proxy cutoff will ensure your vote is counted at the Meeting even if you decide not to attend the Meeting or are unable to access it in the event of technical difficulties. If you attend and vote at the Meeting during the live webcast, any proxy you have previously given will be revoked.

Changing your Voting Instructions

If you change your mind about how you want to vote your Common Shares, you can revoke your Instrument of Proxy or voting instruction form by voting again on the internet or by phone or by any other means permitted by law.

Registered Shareholders can revoke their instructions by delivering a signed written notice executed by the registered Shareholder or by his or her attorney authorized in writing or, where the registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

●	Broadridge Investor Communications Corporation at 2601 14th Avenue, Markham, Ontario L3R 0H9, at any time up to and including the last business day preceding the day of the Meeting; or

●	the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

Beneficial owners who are unable to vote on the internet or by phone should consult their intermediary if they wish to revoke their instructions.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

Signature on Proxies

The Instrument of Proxy must be executed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title must be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

The Common Shares represented by the enclosed Instrument of Proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted IN FAVOUR OF PASSING THE RESOLUTIONS DESCRIBED IN THE INSTRUMENT OF PROXY AND BELOW. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying Instrument of Proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. Unless otherwise stated, the Common Shares represented by a valid Instrument of Proxy will be voted in favour of the election of nominees set forth in this Management Information Circular except where a vacancy among such nominees occurs prior to the Meeting, in which case, such Common Shares may be voted in favour of another nominee in the proxyholder’s discretion. As of the date hereof, management of the Company knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who are registered Shareholders (that is, Shareholders whose names appear on the records maintained by the registrar and transfer agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person in advance of the Meeting.

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Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“BFS”) in Canada. BFS typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to BFS, or otherwise communicate voting instructions to BFS (by way of the Internet or telephone, for example). BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a BFS voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to BFS (or instructions respecting the voting of Common Shares must otherwise be communicated to BFS) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, CDS & Co., Cede & Co. or another intermediary, the Beneficial Shareholder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice are to registered Shareholders unless specifically stated otherwise.

What proposals will be presented and what is the required vote?

At the Meeting, you will be asked to vote on five proposals. Your options, and the voting requirements, are set forth below. The Board recommends you vote FOR each proposal.

Proposal	Voting options	Vote required to adopt the proposal	Can brokers vote without instructions?	Effect of “broker non-votes”

To fix the number of directors of the Company at eight (8).	For or against	A majority of the votes cast with respect to the proposal	No	No effect

To elect eight (8) directors to serve until the next annual meeting of shareholders.	For or withhold	A nominee for director will be elected if the votes cast for such nominee exceed the votes withheld from such nominee	No	No effect

To re-appoint Brightman Almagor Zohar & Co., Certified Public Accountants, (a firm in the Deloitte Global Network) as auditors of the Company for the ensuing year, at such remuneration as may be fixed by the directors of the Company.

	For or withhold	A majority of the votes cast with respect to the proposal	No	No effect

To pass an ordinary resolution of shareholders confirming and approving the 2025 Stock Incentive Plan of the Company	For or against	A majority of the votes cast with respect to the proposal	No	No effect

To pass an ordinary resolution to ratify and approve the “Advance Notice Policy”	For or against	A majority of the votes cast with respect to the proposal	No	No effect

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RECORD DATE AND QUORUM

The Board has fixed the record date for the Meeting at the close of business on April 7, 2025. The Shareholders of record as of the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of the Shareholders entitled to vote at the Meeting prepared as of the Record Date.

The quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Shareholders of record as of the Record Date are entitled to receive notice and attend and vote at the Meeting. As of the Record Date, the Company had 205,285,066 issued and outstanding Common Shares. The Common Shares are the only voting shares of the Company.

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed Instrument of Proxy or VIF, as applicable, will vote in favour of all the matters set out thereon.

To the knowledge of the directors and officers of the Company, as of the Record Date, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares except as stated below.

Name	Aggregate Number of Common Shares(1)	Percentage of Outstanding Common Shares(2)
Insight Holdings Group, LLC	34,227,741 (3)	16.7%
Magma Venture Capital IV Management LP	24,498,927 (4)	11.9%

Notes:

(1)	The information about Common Shares over which control or direction is exercised, not being within the knowledge of the Company, is based on publicly available information on the System for Electronic Disclosure by Insiders (SEDI) as of the Record Date.
(2)	Based on 205,285,066 Common Shares issued and outstanding as of the Record Date.
(3)	Comprised of 15,549,682 Common Shares held by Insight Partners (Cayman) XI, L.P., 1,985,426 Common Shares held by Insight Partners (Delaware) XI, L.P., 1,844,297 Common Shares held by Insight Partners (EU) XI, S.C.Sp, 325,758 Common Shares held by Insight Partners XI (Co-Investors) (B), L.P., 236,346 Common Shares held by Insight Partners XI (Co-Investors), L.P, 14,193,481 Common Shares held by Insight Partners XI, L.P. and 92,751 Common Shares held by Insight Venture Management, LLC.
(4)	Comprised of 23,827,154 Common Shares held by Magma Venture Capital IV LP and 671,773 Common Shares held by Magma Venture Capital IV CEO Fund LP, limited partnerships of which Magma Venture Capital IV Management LP is the general partner.

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Particulars of Matters to be Acted Upon

To the knowledge of the Board, the only matters to be brought before the Meeting are set forth in the accompanying Notice. These matters are described in more detail under the headings below.

1.	FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2024 and the auditor’s report thereon will be received at the Meeting. The audited financial statements of the Company and the auditor’s report were delivered to each Shareholder who has formally requested a copy thereof as required pursuant to applicable laws and are available on SEDAR+ at www.sedarplus.com.

No formal action will be taken at the Meeting to approve the financial statements.

2.	FIXING THE NUMBER OF DIRECTORS

The Company is required to have a minimum of three (3) directors. At the Meeting, Shareholders will be asked to fix the number of directors of the Company at eight (8).

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the fixing of the number of directors of the Company at eight (8).

3.	ELECTION OF DIRECTORS

Pursuant to the Articles, directors of the Company are elected annually. Each director will hold office until the next annual general meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles or the provisions of the BCBCA.

Director Nominee of Insight Partners

Pursuant to the Investor Rights Agreement, Insight Partners currently possess the right to nominate one individual to our Board, the Investor Director Designee. The Investor Director Designee is Atul Malhotra, Jr. For additional information in respect of the Insight Partners nomination rights, see the Annual Information Form.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below:

Tamir Poleg	Vikki Bartholomae
Guy Gamzu	Larry Klane
Atul Malhotra, Jr.	Laurence Rose
Susanne Greenfield Sandler	Sharran Srivatsaa

We do not anticipate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying Instrument of Proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees who is or are unable to serve.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director of the Company, all positions and offices in the Company presently held by such nominees, the nominees’ municipality and country of residence, principal occupation at the present time, the period during which the nominees have served as directors, and the number and percentage of Common Shares currently beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised. Unless otherwise indicated, the information in the section is as of April 7, 2025.

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Tamir Poleg Tel Aviv, Israel Director Since: June 5, 2020 Age: 49

Tamir Poleg is the cofounder and CEO of The Real Brokerage Inc. The Company, through a subsidiary, was founded in 2014. Prior to founding the Company, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments – a real estate company focused on multi-family investments and operations. Before shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and is a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor’s degree in economics and several real estate related accreditations.

		Principal Occupation (Past 5 years): Chief Executive Officer, The Real Brokerage Inc. or a subsidiary.
		Other Current Public Company Directorships: None
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
7,705,563 (3.8%)	1,303,288	8,053,019	US$66,775,558

Current Board and Committee Positions
Member of the Board (Chair)

Vikki Bartholomae Winter Garden, Florida Director Since: April 20, 2021 Age: 54

Vikki Bartholomae joined The Real Brokerage Inc.’s board of advisors in January 2021 to continue her service to real estate agents. A recognized industry leader, Ms. Bartholomae previously served as Chief of Agent Success at Side and President at eXp Realty, where she helped eXp Realty grow from 500 agents to 15,000 agents in three years. Ms. Bartholomae also worked as team leader and agent throughout her career with Tarbell Realtors, Disney Vacation Development and Keller Williams. Ms. Bartholomae has extensive experience coaching real estate agents and in brokerage operations. Ms. Bartholomae is a writer and speaker, and holds a masters degree from Regent University.

Principal Occupation (Past 5 years): Former Chief Customer Success Officer, Side; Previously President at eXp Realty

Other Current Public Company Directorships: None

Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
96,651 (0.1%)(5)	30,945	100,000	US$884,147
Current Board and Committee Positions
Independent Member of the Board Member, Audit Committee Member, Nominating and Corporate Governance Committee

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Guy Gamzu Tel Aviv, Israel Director Since: June 5, 2020 Age: 58		Guy Gamzu founded and has served as the Chairman of Cubit Investments Ltd., a privately owned investment company specializing in early stage venture finance since 1998 and serves as a director and chairman of a number of private technology companies.
		Principal Occupation (Past 5 years): Investor & Director at Moon Active LTD, Spikenow LTD, Vi Labs LTD, Vyzer LTD, Eyeclick LTD, Atlas Invest Big Data LTD; Founder of Cubit Investments Ltd.
		Other Current Public Company Directorships: None
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
17,194,380 (8.4%)((6)	30,945	390,638	US$76,144,173
Current Board and Committee Positions
Independent Member of the Board Member, Compensation Committee (Chair) Member, Nominating and Corporate Governance Committee
Larry Klane Westport, Connecticut Director Since: June 5, 2020 Age: 64		Larry Klane is an independent director, co-founder of an investment firm, and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on eleven corporate boards - six public boards and five private boards. In addition to The Real Brokerage Inc., Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served on the Board of Bottomline Technology (USA) and earlier in his career as Chairman of the Board and CEO of Korea Exchange Bank and as a director of Aozora Bank, publicly traded banks in Korea and Japan, respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company’s transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Mr. Klane spent a decade in a variety of U.S. and overseas consulting and strategy roles. Mr. Klane qualifies as an audit committee financial expert under SEC rules. In January 2014, Mr. Klane co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.
		Principal Occupation (Past 5 years): Board member at Goldman Sachs Bank USA, Board member at Navient; Partner of Pivot Investment Partners
		Other Current Public Company Directorships: Navient Corporation
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled(1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
3,394,909 (1.7%)(7)	30,945	390,638	US$16,392,463
Current Board and Committee Positions
Independent Member of the Board Lead Director Member, Audit Committee (Chair) Member, Compensation Committee

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Atul Malhotra Jr. West Hollywood, California Director Since: December 2, 2020 Age: 32		Atul Malhotra Jr. joined The Real Brokerage Inc. team as a Director in December 2020. He is currently a Managing Director on the investment team at Insight Partners, a global technology investor based in New York City. He serves as a board member for multiple Insight portfolio companies. Mr. Malhotra received a BBA from the University of Michigan’s Stephen M. Ross School of Business, graduating with high distinction.
Principal Occupation (Past 5 years): Investment Team, Insight Partners (various roles)
Other Current Public Company Directorships: None
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
Nil(8)	Nil	Nil	Nil
Current Board and Committee Positions

Independent Member of the Board Member, Audit Committee

Laurence Rose Toronto, Ontario Director Since: February 28, 2018 Age: 56		Laurence Rose is Chairman, President and Chief Executive Officer of Tradelogiq Markets Inc., a CIRO member firm which is the operator of two lit marketplaces: Omega ATS and Lynx ATS. These two marketplaces facilitate trading in Canadian listed securities, such as equities and listed fixed income. Mr. Rose also serves as President of private investment firm Matchpoint Financial Corp. and was the founder of ADL Ventures Inc. a capital pool company which was the predecessor to The Real Brokerage Inc. Mr. Rose spent over 11 years at global investment bank Cantor Fitzgerald where his responsibilities included executive oversight of a number of business units, joint ventures, and investments. Mr. Rose also served as Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and Chief Executive Officer of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada’s first Alternative Trading System (ATS). With an extensive background in the capital markets and technology sectors, his professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose has served on a number of Boards of both corporate and non-profit organizations.
		Principal Occupation (Past 5 years): Chairman, President and CEO, Tradelogiq Markets Inc.
		Other Current Public Company Directorships: None
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
1,171,945 (0.6%)(9)	30,945	380,638	US$6,733,864
Current Board and Committee Positions
Independent Member of the Board Member, Compensation Committee Member, Nominating and Corporate Governance Committee (Chair)

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Susanne Greenfield Sandler Jersey City, New Jersey Director Since: June 14, 2023 Age: 40

Susanne Greenfield Sandler joined the Board in June 2023. Since January 2024, Ms. Sandler has served as the General Manager, Fintech at Mews, a growth stage technology company that provides SaaS and Fintech services to the travel industry. From 2020 to 2022, Ms. Sandler served as General Manager of Apalon, a subscription mobile app business owned by technology conglomerate IAC Inc. (NASDAQ:IAC). Prior to Apalon, from 2014 to 2017, Ms. Sandler served as Director and then Vice President of Corporate Development at Booking Holdings, becoming Vice President of Global Strategy in 2017. Since 2021, Ms. Sandler has been a member of the Supervisory Board of HomeToGo, a business-to-consumer marketplace and business-to-business software provider for vacation rentals.

Ms. Sandler graduated Magna Cum Laude from NYU’s Stern School of Undergraduate Business with a double major in finance and accounting.

Principal Occupation (Past 5 years): General Manager, Fintech at Mews; General Manager, Apalon; Vice President of Global Strategy, Booking Holdings; Vice President of Corporate Development, Booking Holdings; Director of Corporate Development, Griffon Corp.

Other Current Public Company Directorships: HomeToGo

Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
26,409 (0.01%)	30,945	Nil	US$248,342
Current Board and Committee Positions

Independent Member of the Board Member, Audit Committee

Sharran Srivatsaa Marina Del Ray, California Proposed Director Age: 44		Mr. Srivatsaa has been President of the Company since December 2022. As President, Mr. Srivatsaa has overseen the Company’s growth, with a focus on agent attraction and education. Prior to joining the Company, Mr. Srivatsaa was President at Teles Properties, a real estate brokerage, from September 2014 to 2017, when it was sold to Douglas Elliman. In 2018, Mr. Srivatsaa founded Kingston Lane, a marketing software platform for real estate agents and brokers and Highland Prime, a private equity firm focused on helping leadership teams scale their businesses and exit. Earlier in his career, Mr. Srivatsaa held investment advisory and corporate strategy positions at Goldman Sachs and Credit Suisse.
		Principal Occupation (Past 5 years): President of the Company since December 2022. Other Current Public Company Directorships: None

Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
470,291 (0.2%)	2,381,501	Nil	US$12,348,259
Current Board and Committee Positions

None

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Notes:

(1)	The Common Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as of April 7, 2025. As of April 7, 2025, the Company had 205,285,066 Common Shares issued and outstanding.

(2)	RSUs held as of April 7, 2025. For additional information regarding the Securities Based Compensation Plan under which RSUs are granted, please see “Compensation Discussion and Analysis”.

(3)	Options held as of April 7, 2025. For additional information regarding Options held by directors, please see “Compensation Discussion and Analysis”.

(4)	“At Risk” refers to market risk. With respect to Common Shares and RSUs, the value is based on the number of Common Shares and RSUs multiplied by the closing price on the Nasdaq on April 7, 2025 (US$4.33). With respect to Options, the value is calculated using the market price of the Common Shares on the Nasdaq on April 7, 2025 of (US$4.33) and subtracting the exercise price of in-the-money Options, including unvested Options.

(5)	Comprised of 33,900 Common Shares held by Ms. Bartholomae’s parent and 62,751 Common Shares held by Ms. Bartholomae personally.

(6)	15,912,220 Common Shares held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu, and 1,365,493 Common Shares held by Mr. Gamzu personally.

(7)	Comprised of 3,309,019 Common Shares held by Poom Holdings LLC, a company beneficially owned by Mr. Klane, 9,890 Common Shares held by The Klane 2012 Dynasty Trust and 76,000 Common Shares held my Mr. Klane personally.

(8)	Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Partners holds 34,227,741 Common Shares, 100,000 Options exercisable for 100,000 Common Shares and 30,945 RSUs. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the Common Shares.

(9)	Comprised of 1,121,294 Common Shares held by Matchpoint Capital Inc., a company beneficially owned by Mr. Rose, and 120,651 Common Shares held my Mr. Rose personally.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten (10) years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten (10) years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person proposed to be nominated for election as a director at the Meeting is or has, within the preceding ten (10) years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Except as described herein, no director or executive officer of the Company, or personal holding company of any of them, has been subject to:

i.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On September 15, 2015, the District Court of Harris County, Texas, 215th Judicial District in Cause No. 2011-77806 rendered a civil judgement against Optimum Arbor Oaks, LLC (“Optimum”), among other defendants including Tamir Poleg (a director and officer of the Company), relating to the misappropriation of insurance proceeds and the fraudulent transfer of funds to certain third-parties (the “Arbor Oaks Judgement”).

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Optimum was principally liable under the Arbor Oaks Judgement and was required to pay the amount of US$1,119,466 to the plaintiffs. Tamir Poleg, together with certain other defendants, were held liable to the plaintiffs for the aggregate amount of US$257,929.25. In connection with an Assumption and Release Agreement and related loan documents executed by Optimum dated April 17, 2008, Mr. Poleg, together with another individual defendant (collectively, the “Guarantors”), were required to sign a personal indemnity and guarantee agreement (the “Indemnity and Guarantee”) in favour of certain lenders to Optimum that required that the Guarantors would be personally liable for certain debts associated with a multi-residential apartment complex in Texas, United States owned by Optimum (the “Arbor Oaks Apartments”) to the extent that Optimum misappropriated any insurance claims in connection with the Arbor Oaks Apartments. Mr. Poleg was an indirect and passive investor in Optimum and had no operational or managerial control over Optimum. Optimum was contractually responsible to use certain insurance proceeds to improve the Arbor Oaks Apartments or reduce its debt and Optimum had failed to do so. As a result of the Indemnity and Guarantee, Mr. Poleg was contractually bound to pay for any misappropriation of funds by Optimum, irrespective that Mr. Poleg was a passive investor of Optimum.

4.	APPOINTMENT OF AUDITORS

Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), will be nominated at the Meeting for appointment as auditors of the Company to hold office until the next annual general meeting of Shareholders. There were no “reportable events” as such term is defined under NI 51-102.

Brightman Almagor Zohar & Co., Certified Public Accountants, was first appointed as auditor of the Company on June 8, 2020.

At the Meeting, the Shareholders will be requested to re-appoint Brightman Almagor Zohar & Co., Certified Public Accountants, as auditors of the Company to hold office until the next annual general meeting of Shareholders, at such remuneration as may be fixed by the directors of the Company.

For information on the external auditor service fees paid during the financial years ended December 31, 2024 and 2023, please refer to the section titled “Audit Committee Information” in the Annual Information Form.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), as auditors of the Company, to hold office until the close of the next annual general meeting of Shareholders, at such remuneration as may be fixed by the directors of the Company.

5.	APPROVAL OF THE REAL BROKERAGE INC. 2025 STOCK INCENTIVE PLAN

At the Meeting, Shareholders will be asked to approve The Real Brokerage Inc. 2025 Stock Incentive Plan (referred to in this section as the “2025 Plan”). The 2025 Plan, if approved by Shareholders, will allow the Company to grant share-based awards (referred to in this section as “awards”) to current and prospective employees, Board members, consultants and other key service providers, including real estate agents who are affiliated with the Company (referred to in this section as “agents”). No awards will be granted under the 2025 Plan unless it is approved by Shareholders.

If the 2025 Plan is approved by Shareholders, the Company will be authorized to issue 50,000,000 Common Shares, which represents approximately 25% of the issued and outstanding Common Shares as of December 31, 2024. The Board adopted the 2025 Plan because it provides additional flexibility to issue different types of equity and better addresses the Company’s needs than the Company’s existing equity incentive plan. The Company issues awards to its directors, employees and other service providers, including agents, as share-based compensation, which the Company believes has been successful in aligning the interests of such persons with those of the Shareholders, and instrumental in the Company’s ability to attract, motivate and retain such persons.

The Company issues equity to agents affiliated with the Company. The Company believes that issuing equity to its agents is a significant component in its ability to attract and retain agents. The Company issues equity to agents in connection with production-based awards, attraction-related bonuses, participation in the Agent Stock Purchase Plan, and elite agent incentives. During 2024, the Company issued approximately 17.9 million RSUs and Options, of which 68% were issued to agents. Also during 2024, the Company repurchased approximately 8.3 million Common Shares pursuant to its normal course issuer bid to settle the vesting of RSUs and exercise of Options for agents.

2025 MANAGEMENT INFORMATION CIRCULAR | 15

Based on a review of the Company’s historical share utilization rates, the Board believes that the amounts available under the 2025 Plan will be sufficient to cover share-based awards for participants for the next 2-3 years. However, this estimate will vary depending on certain factors, such as the stock price of the Company’s shares, and RSU and Option forfeitures.

The 2025 Plan was approved by the Board on April 14, 2025, and the Board directed that the 2025 Plan be submitted for approval by Shareholders. The complete text of the 2025 Plan is set forth as Schedule “A” hereto. The following summary of certain provisions of the 2025 Plan is qualified by reference to the 2025 Plan’s text.

Purpose

The 2025 Plan is designed to aid the Company’s ability to attract, retain and motivate qualified employees, officers, directors, consultants and agents of the Company, and to promote the creation of long-term value for Shareholders by aligning the interests of such persons with those of the Shareholders. The 2025 Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not qualified or intended to be qualified under Section 401(a) of the Internal Revenue Code.

Administration

The 2025 Plan will be administered by the Compensation Committee. The Compensation Committee will have the authority to, among other things, designate participants, grant awards, determine the number of Common Shares to be covered by awards and the terms and conditions of awards, and construe and interpret the 2025 Plan and related award agreements. The Compensation Committee is permitted to delegate its authority under the 2025 Plan to officers or employees of the Company, although any award granted to a non-employee director, or to any person who is subject to Section 16 of the Exchange Act, must be approved by the Compensation Committee.

Shares Subject to the 2025 Plan

The Company has authorized 50,000,000 Common Shares for issuance pursuant to awards under the 2025 Plan, which, as of April 7, 2025, had a fair market value of $4.33 per share. Awards and Common Shares authorized under the 2025 Plan are subject to adjustment as described below under “Changes in Capital Structure”. Share-based awards assumed or substituted by the Company as part of a corporate transaction will not count against the number of Common Shares reserved and available for issuance pursuant to the 2025 Plan, except as may be required by Section 422 of the Code. If any award granted under the 2025 Plan expires or is canceled, forfeited, settled in cash or otherwise terminated without delivery of Common Shares to a participant, the undelivered Common Shares will again become available for awards under the 2025 Plan, provided that Common Shares withheld, tendered or otherwise used to satisfy the exercise price, base price, and/or tax obligations with respect to an award will not become available for reissue under the 2025 Plan.

Eligibility

The following persons will be eligible to participate in the 2025 Plan: (i) employees and officers of the Company or its affiliates, of which there were approximately 473 as of April 7, 2025, (ii) non-employee directors, of which there are currently six, (iii) Persons who are not employees or directors of the Company or its affiliates but nonetheless provide substantial services to the Company or its affiliates, and who are designated as eligible by the Compensation Committee, including agents, and (iv) prospective employees of the Company or its affiliates, although such persons may not receive payments or exercise rights relating to awards until they commence employment.

Under the 2025 Plan, the maximum number of shares subject to awards granted during a single calendar year to any non-employee director may not exceed $600,000 in total value.

Grants of Awards

The Compensation Committee may grant Options (NQSOs or ISOs), SARS, RSAs, RSUs, and other stock-based awards. Awards will vest according to the terms of the applicable award agreement, subject to the 2025 Plan’s minimum vesting provisions, which provide that 95% of the Common Shares reserved for issuance under the 2025 Plan will be subject to a minimum vesting period of one year, except in the event of a participant’s termination without cause (if the Compensation Committee, in its discretion, determines to accelerate vesting in such circumstance) or due to death or disability, or in connection with a “corporate event” (as described below). No dividends or dividend equivalents will be paid on unvested awards; on Options or SARs; or on vested RSUs prior to actual settlement of the RSU.

2025 MANAGEMENT INFORMATION CIRCULAR | 16

Appreciation Awards - Stock Options and SARs. The 2025 Plan provides for the grant of “appreciation awards” including ISOs, within the meaning of Section 422(b) of the Internal Revenue Code, NQSOs and SARs. An Option provides a participant with the right to purchase, within a specified period of time, a stated number of Common Shares at the price specified in the applicable award agreement, and a SAR provides a participant with a conditional right to receive an amount equal to the value of the appreciation in the Common Shares over a specified period. Except under extraordinary circumstances, at the sole discretion of the Compensation Committee, or pursuant to the 2025 Plan, SARs will be settled in Common Shares.

The exercise or base price applicable to an appreciation award will be set by the Compensation Committee at the time of grant, and will generally not be less than the fair market value of a Common Share on the date of grant (or less than 110% of the fair market value of a Common Share on the date of grant, in the case of an ISO granted to a 10% Shareholder). In the case of an appreciation award that is a “substitute award” (as such term is defined in the 2025 Plan), the exercise or base price for such appreciation award may be less than the fair market value of a Common Share on the date of grant provided that such exercise or base price is determined in a manner consistent with the provisions of Section 409A of the Internal Revenue Code and, if applicable, Section 424(a) of the Internal Revenue Code. The maximum term of an appreciation award granted under the 2025 Plan is ten years from the date of grant (or five years in the case of an ISO granted to a 10% Shareholder).

Payment of the exercise price of an Option may be made in cash, by check or wire transfer, Common Shares, pursuant to a broker-assisted cashless exercise, pursuant to a cashless exercise/sale procedure, or in any other form of consideration approved by the Compensation Committee, and in each case, in accordance with procedures approved by the Compensation Committee. Payment of the base price of a SAR may be made in cash, Common Shares, or property as specified in the award agreement or as determined by the Compensation Committee, in each case having a value in respect of each Common Share underlying the portion of the SAR so exercised, equal to the difference between the base price of such SAR and the fair market value of one Common Share on the exercise date.

The 2025 Plan provides that participants terminated for “cause” (as defined in the 2025 Plan) will forfeit all of their appreciation awards, whether or not vested. Participants terminated for any other reason will forfeit their unvested appreciation awards (provided, that in the event of a termination due to death or disability, the vesting of the participant’s outstanding unvested appreciation awards will accelerate upon such termination), retain their vested appreciation awards, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested appreciation awards. The 2025 Plan authorizes the Compensation Committee to provide for different treatment of Options and SARs upon termination than that described above, as determined in its discretion.

No Options may be granted under the 2025 Plan following the tenth anniversary of the earlier of the date the 2025 Plan was adopted by the Board.

RSAs. An RSA is a grant of Common Shares which are subject to limitations on transfer during a restricted period established in the applicable award agreement. Holders of restricted stock will generally have the rights and privileges of a Shareholder with respect to their restricted stock. Except as otherwise provided by the Compensation Committee, in the event a participant is terminated for any reason other than due to death or disability, vesting with respect to the participant’s RSA will cease, and the participant’s unvested RSAs will either be forfeited to the Company for no consideration (if the participant was granted the RSA for $0) or repurchased (if the participant acquired the RSA for a purchase price above $0) at a repurchase price as specified in the 2025 Plan. In the event of a termination due to death or disability, the vesting of the participant’s unvested RSAs will accelerate upon such termination.

RSUs. An RSU is a notional unit representing the right to receive one Common Share (or the cash value of one Common Share) on a specified settlement date. The Company may settle RSUs in shares, cash or property, as determined by the Compensation Committee in its discretion, provided that as a default, RSUs will be settled in shares unless otherwise prescribed by the Compensation Committee. Except as otherwise provided by the Compensation Committee, in the event a participant is terminated for any reason other than due to death or disability, vesting with respect to the participant’s RSUs will cease, each of the participant’s outstanding unvested RSUs will be forfeited for no consideration as of the date of such termination, and any shares remaining undelivered with respect to the participant’s vested RSUs will be delivered on the delivery date specified in the applicable award agreement. In the event of a termination due to death or disability, the vesting of the participant’s outstanding unvested RSUs will accelerate upon such termination.

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Other Stock-Based Awards. The 2025 Plan authorizes the Compensation Committee to grant other awards that may be denominated in, payable in, valued in, or otherwise related to Common Shares. Such awards and their terms will be set forth in award agreements.

Changes in Capital Structure

In the event of any change in the outstanding Common Shares or the capital structure of the Company, the declaration of any extraordinary dividend, or any change in applicable laws or circumstances which results or could result in the substantial dilution or enlargement of participants’ rights under the 2025 Plan, the Compensation Committee shall adjust the aggregate number of Common Shares which may be granted pursuant to awards, the number of Common Shares covered by outstanding awards under the 2025 Plan, and the per-share price of outstanding awards under the 2025 Plan. The Compensation Committee may, in its discretion, provide that an adjustment take the form of a cash payment to the holder of an outstanding award with respect to all or part of the award, which payment will be subject to such terms and conditions (including timing of payment(s), vesting and forfeiture conditions) as the Compensation Committee determines in its sole discretion.

Corporate Events

Under the 2025 Plan, unless otherwise provided in an award agreement, upon a “corporate event” (as defined in the 2025 Plan), the Compensation Committee may, in its discretion, provide for any one or more of the following in connection with such event: (i) assumption or substitution of outstanding awards, (ii) acceleration of vesting of outstanding awards, (iii) cancelation of outstanding awards and payment to holders of the per-share consideration being received by the Company’s Shareholders in connection with such event in exchange for their awards, (iv) cancelation of outstanding Options, SARs and other awards subject to exercise, whether vested or unvested, after providing holders at least 10 days to exercise each such award, or (v) replacement of outstanding awards with a cash incentive program that preserves the value of, and mirrors the vesting conditions applicable to, the replaced awards.

In addition, the 2025 Plan provides that, in the event of the assumption or substitution of outstanding awards in connection with a change in control, the vesting, payment, purchase or distribution of such awards will be “double-trigger” and will not be accelerated by reason of the change in control for any participant, unless the participant’s employment is involuntarily terminated without cause or for good reason within 24 months following the change in control. The 2025 Plan’s double-trigger vesting provisions do not apply to agent awards, which are not subject to accelerated vesting upon a change in control or a termination in connection therewith.

Other Key 2025 Plan Terms

Changes in Status. Pursuant to the 2025 Plan, the Compensation Committee will have discretion to determine when a participant has experienced a termination of employment or service in cases where a participant’s status changes (i.e., the participant ceases to be an employee of the Company or its affiliates but begins rendering services as a consultant), provided, that as a default, in the event of a participant’s change in status from an employee to an agent, such change in status will be deemed a termination of employment in respect of awards granted to the participant in the participant’s capacity as an employee.

Clawback. All awards granted under the 2025 Plan will be subject to any compensation clawback or recoupment policy in effect or adopted by the Board from time to time, including the Company’s Clawback Policy.

Sub-plans. The Compensation Committee may adopt procedures and sub-plans if necessary or appropriate to permit participation in the 2025 Plan by persons who are non-United States nationals or are primarily employed or providing services outside the United States, and may modify the terms of any awards granted to such participants if necessary or appropriate in order that such awards conform with applicable local laws.

No Repricing of Awards. No awards may be repriced without Shareholder approval. For purposes of the 2025 Plan, “repricing” means any of the following: (i) changing the terms of the award to lower its exercise price or base price (other than on account of capital adjustments as described above under “Changes in Capital Structure”), (ii) any other action that is treated as a repricing under “generally accepted accounting principles,” and (iii) repurchasing for cash or canceling an award in exchange for another award at a time when its exercise price or base price is greater than the fair market value of the underlying Common Shares.

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Non-Transferability of Awards. Except as otherwise provided by the Compensation Committee, the 2025 Plan provides that awards are generally nontransferable, including, without limitation, transfers to third party financial institutions, other than by will or the laws of descent and distribution, and that restricted stock is generally nontransferable.

Termination and Amendment. The Board or the Compensation Committee may amend or terminate the 2025 Plan at any time, except that no amendment may, without Shareholder approval, violate the shareholder approval requirements of the national securities exchange on which the Common Shares are principally listed. The 2025 Plan will terminate on May 30, 2035, the ten-year anniversary of the date the 2025 Plan is approved by the Company’s Shareholders.

Certain U.S. Federal Income Tax Consequences

The following briefly summarizes certain U.S. federal income tax consequences pertaining to the 2025 Plan. This discussion is not exhaustive. Among other things, this discussion does not cover state, local, foreign, estate or gift taxes, which may vary based on individual circumstances and by jurisdiction. Participants who are “insiders” under Section 16(b) of the Exchange Act may be subject to different tax treatment with respect to the grant, exercise or settlement of awards under the 2025 Plan, depending on the particular Section 16(b) exemption utilized. This discussion is based on applicable laws, regulations, rulings and decisions as currently in effect, which are subject to change. Participants should consult with their own tax advisors regarding the 2025 Plan.

NQSOs and SARs. No income is realized by a participant at grant. Generally, at exercise, ordinary income is realized by the participant on the “spread value” (the difference between the exercise or base price paid for the shares and the fair market value of the shares on the exercise date), and the participant’s employer is entitled to a tax deduction of the spread value. Upon a participant’s later sale of the shares, the appreciation (or depreciation) over the fair market value of the shares on the date of exercise is treated as either short-term or long-term capital gain (or loss), depending on how long the participant has held the shares. The participant’s employer is not entitled to a tax deduction in connection with such later sale.

ISOs. No income is realized by a participant at grant or exercise, but inclusion of the spread value in the participant’s alternative minimum taxable income may be required. If a participant does not dispose of the shares received upon exercise of an ISO during the requisite holding periods (two years from the grant date, or one year from the exercise date), then, upon a participant’s later sale of the shares, any amount realized in excess of the exercise price is treated as a long-term capital gain (and any loss sustained is treated a long-term capital loss), and the participant’s employer is not entitled to a tax deduction in connection with the later sale. If a participant makes an early disposition of the shares before the requisite holding periods have expired, the award will be taxed similarly to a NQSO, as the participant realizes ordinary income in the year of disposition on the difference between the exercise price paid for the shares and the fair market value of the shares on the exercise date (or, if less, the amount realized on disposition of the shares), and the participant’s employer is entitled to a tax deduction of such amount. If a participant exercises an ISO more than three months after termination of employment (subject to certain exceptions for death or disability), the ISO will be taxed as a NQSO as a result of the delayed exercise. The tax treatment applicable to a participant’s later sale of the shares following an early disposition or a delayed exercise is the same as described above for a NQSO.

Other Stock-Based Awards. The tax effects related to other stock-based awards under the 2025 Plan are dependent upon the structure of the particular award.

Withholding. At the time a participant is required to recognize ordinary compensation income resulting from an award, such income will be subject to federal and applicable state and local income tax and applicable tax withholding requirements. The Company will deduct or withhold, or require the participant to remit to their employer, an amount sufficient to satisfy federal, state, local and foreign taxes required to be withheld with respect to any taxable event under the 2025 Plan.

New Plan Benefits

Because awards to be granted in the future under the 2025 Plan are at the discretion of the Compensation Committee, it is not possible to determine the benefits or the amounts received or that will be received under the 2025 Plan by eligible participants. The 2025 Plan, if approved by Shareholders, is intended to replace the Company’s existing equity compensation plans. Following Shareholder approval of the 2025 Plan, no further grants will be made under the Company’s existing equity compensation plans, other than the annual grants to be made to Board members as of the date of the Meeting.

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The Board recognizes that the approval of the 2025 Plan will result in Common Shares becoming available for issuance under the 2025 Plan, and dilution or “overhang” for Shareholders. Burn rate, or run rate, refers to how fast a company uses the supply of shares authorized for issuance under its stock incentive plan. The Company’s burn rate for 2024 was 9.13%, calculated by dividing the number of shares subject to awards granted during the year net of forfeitures and cancellations by the weighted average number of shares outstanding during the year.

Resolution Approving the Plan

Shareholders will be asked at the Meeting to approve, with or without variation, an ordinary resolution approving the 2025 Plan as follows:

“BE IT RESOLVED THAT:

1. The 2025 Plan hereby is, confirmed, ratified and approved.

2. The Company has the ability to grant awards under the 2025 Plan until April 14, 2035.

3. Notwithstanding that this resolution has been passed by the Shareholders, the Board may revoke such resolution at any time before it has been effected without further action by the Shareholders.

4. Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the resolution to approve the 2025 Plan.

6.	APPROVAL OF THE ADVANCE NOTICE POLICY

On April 14, 2025, the Board adopted and approved, an advance notice policy, the full text of which is appended as Schedule “B” to this Management Information Circular (the “Advance Notice Policy”). At the Meeting, Shareholders will be asked to consider, and if deemed advisable approve and ratify the Policy. The Advance Notice Policy is currently in effect, and if approved and ratified by Shareholders, the Advance Notice Policy will continue to be effective as the advance notice policy of the Company. If the Advance Notice Policy does not receive the requisite Shareholder approval at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect immediately after the conclusion of the Meeting.

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The Company believes the Advance Notice Policy is in the best interests of the Company, Shareholders, and other stakeholders as it will: (i) facilitate an orderly and efficient process for holding annual general meetings and, when the need arises, special meetings of Shareholders; (ii) ensure that all Shareholders receive adequate advance notice of director nominations and sufficient information regarding all director nominees; and (iii) allow Shareholders to register an informed vote for directors of the Company after having been afforded reasonable time for appropriate deliberation.

Key Terms of the Advance Notice Policy

The following information is intended as a summary of the key terms of the Advance Notice Policy, which summary is qualified in its entirety by the full text of the Advance Notice Policy as appended to this Circular as Schedule “B”.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating individuals for election as directors of the Company.

The Advance Notice Policy provides for, among other things, a requirement of advance notice to be given by Shareholders (referred to in this section as the “Notice”) in circumstances where nominations of persons for election to the Board of Directors are made by Shareholders (such nominating shareholder, for the purposes of this section, the “Nominating Shareholder”) and sets forth the information that a Nominating Shareholder must include in the Notice to the Company in order for any nominee to be eligible for election as a director at any annual or special meeting of Shareholders. The Advance Notice Policy fixes a deadline by which Shareholders of record of Common Shares must submit director nominations to the Company prior to any annual meeting of Shareholders or at any special meeting of Shareholders at which directors are to be elected. Specifically, the Notice must be provided to the Company:

(a)	in the case of an annual meeting of Shareholders, not less than 30 days prior to the date of the annual meeting of Shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (referred to in this section as the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, the Nominating Shareholder’s Notice may be delivered not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made.

The Chair of the meeting will have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice Policy and, if any proposed nomination is not in compliance with the Advance Notice Policy, to declare that such defective nomination will be disregarded.

Approval of the Advance Notice Policy by Shareholders

Shareholders will be asked at the Meeting to approve with or without variation, an ordinary resolution approving the Advance Notice Policy, as follows:

“BE IT RESOLVED THAT:

1.	The Advance Notice Policy, a copy of which is attached as Schedule “B” to this Management Information Circular, is hereby confirmed, ratified and approved.

2.	The Board be and is hereby authorized, in its sole discretion, to administer the Advance Notice Policy and amend or modify the same from time to time in accordance with the provisions thereof, without further Shareholder approval, to reflect the changes required by securities regulatory agencies or stock exchanges, to conform to industry standards, or as otherwise determined to be in the best interests of the Company and its Shareholders as determined by the Board in its discretion; and

3.	Any director or officer of the Company be and is hereby authorized, for and on behalf of the Company to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matter authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

If the resolutions approving the Advance Notice Policy pass at the Meeting, the Advance Notice Policy will continue to be in effect in accordance with its terms and conditions beyond the conclusion of the Meeting. Thereafter, the Advance Notice Policy will be subject to review by the Board from time to time and may be amended by majority vote of the Board for the purposes of, among other things, complying with the requirements of applicable securities regulatory agencies or stock exchanges, or so as to meet industry or good governance standards.

If the resolutions approving the Advance Notice Policy do not pass at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

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The Board has determined that the Advance Notice Policy is in the best interests of the Company and its Shareholders and accordingly, the Board recommends that Shareholders ratify and confirm the adoption of the Advance Notice Policy by voting FOR the resolutions approving the Advance Notice Policy.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the resolution to approve the Advance Notice Policy.

Statement of Corporate Governance Practices

Our Board views effective corporate governance as an essential element for the effective and efficient operation of the Company. Our Board closely monitors corporate governance developments and is committed to enhancing our corporate governance practices on a continuing basis. Our Board supervises the management of the business and the affairs of the Company with a view to ensuring that Shareholder value is enhanced and high ethical and legal standards are adhered to. The Board has developed its corporate governance practices to assist it in fulfilling its supervisory role in accordance with the corporate governance guidelines established under NP 58-201. The Board fulfills its mandate directly and through its committees.

The Company listed the Common Shares for trading on the Nasdaq commencing June 15, 2021 after filing a registration statement with the U.S. Securities and Exchange Commission on Form 40-F on May 25, 2021. The Company is a foreign private issuer in the United States and, as such, is required to report any significant ways in which its corporate governance practices differ from those required for domestic registrants under the Nasdaq listing standards and SEC rules. A copy of the Company’s statement of differences is available on the Company’s website at https://investors.onereal.com. The Company believes it is in conformance with the Nasdaq corporate governance requirements applicable to it.

The following is a description of the Company’s corporate governance practices, prepared in accordance with Form 58-101F1 – Corporate Governance Disclosure of the Canadian Securities Administrators, as approved by the Board.

Independence

For a director to be considered independent under NI 58-101, he or she must have no direct or indirect material relationship with the Company, and must not be in any relationship deemed to not be independent pursuant to such requirements. A material relationship with the Company is a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of a director’s independent judgment.

The Board has considered the relationships of each of the nominees for election by the Shareholders to the Company, and has determined that six (6) of the eight (8) directors nominated for election at the Meeting are independent within the meaning of NI 58-101. Larry Klane, Laurence Rose, Guy Gamzu, Atul Malhotra Jr., Vikki Bartholomae and Susanne Greenfield Sandler are independent directors based upon the tests for independence set forth in NI 52-110. Tamir Poleg and Sharran Srivatsaa are not independent as they serve as members of management of the Company. As a result, a majority of the nominees are independent within the meaning of NI 58-101.

Tamir Poleg was appointed Chair of the Board effective June 5, 2020, and is not considered independent within the meaning of NI 52-110. However, the Board is comprised of a majority of independent directors. As long as the Chair of the Board is not an independent director, the Board will appoint a Lead Director. Larry Klane is the Board’s Lead Director. The Lead Director’s key responsibilities are to provide leadership to ensure the Board works in an independent, cohesive fashion and to chair meetings of independent directors without management present.

Management Supervision by the Board

The Board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

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Public Company Board Memberships

Each of the following nominees for election as a director are presently a director of other issuers that are reporting issuers (or the equivalent) in Canada or a foreign jurisdiction.

Name	Name of Reporting Issuer	Exchange	Position	Director Since

Larry Klane	Navient Corporation	NASDAQ	Director	2019

Susanne Greenfield Sandler	HomeToGo	Frankfurt Stock Exchange	Director	2021

The Company does not restrict the number of public company boards of directors on which its directors may sit. However, directors of the Company are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, only two of the Company’s directors sit on boards of other reporting issuers. None of the directors of the Company sit together on two or more other boards of other reporting issuers.

In Camera Meetings

The Board holds regular quarterly meetings and other meetings as required. The independent directors typically meet in camera after the regular quarterly meetings. The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Board and Committee Meetings and Attendance

The Board meets a minimum of four (4) times per year and as otherwise required. The Audit Committee meets at least four (4) times each year, the Compensation Committee meets at least two (2) times each year and the Nominating and Corporate Governance Committee meets at least two (2) times each year. The Board and committees meet more frequently as deemed necessary by the Board and applicable committee. The frequency and agenda of meetings depends on the business and affairs that the Company faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2024.

Directors	Board of Directors	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Number and percentage of meetings attended
Tamir Poleg	8 of 8 – 100%	N/A	N/A	N/A

Vikki Bartholomae	8 of 8 – 100%	4 of 4 – 100%	N/A	4 of 4 – 100%

Guy Gamzu	8 of 8 – 100%	N/A	4 of 4 – 100%	4 of 4 – 100%

Larry Klane	8 of 8 – 100%	4 of 4 – 100%	4 of 4 – 100%	N/A

Atul Malhotra Jr.	8 of 8 – 100%	4 of 4 – 100%	N/A	N/A

Laurence Rose	8 of 8 – 100%	N/A	4 of 4 – 100%	4 of 4 – 100%

Susanne Greenfield Sandler	8 of 8 – 100%	4 of 4 – 100%	N/A	N/A

Board Mandate

The Board has adopted a written mandate, a copy of which is attached to this Circular as Schedule “C” and is posted on the Company’s website at https://investors.onereal.com.

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Majority Voting Policy

The Board has adopted a policy on majority voting. If, with respect to any particular director nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have received the support of the shareholders must immediately tender his or her resignation to the Board, which will take effect upon acceptance by the Board. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board at which the resignation is considered. The Board will promptly accept the resignation unless the Board determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. The Board will promptly announce its decision in a press release, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting of shareholders. A copy of the majority voting policy is posted on the Company’s website at https://investors.onereal.com.

Committees of the Board

The Board has established three (3) standing committees to assist it in discharging its mandate. The roles of the committees are outlined below.

Audit Committee

Members: Larry Klane (Chair), Vikki Bartholomae, Atul Malhotra Jr. and Susanne Greenfield Sandler

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	financial reporting and disclosure requirements;

(b)	ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Company; and

(c)	external and internal audit processes.

The Company has filed its Annual Information Form under its profile on SEDAR+ at www.sedarplus.com, and at www.sec.gov as an exhibit to the annual report filed with the SEC on Form 40-F on March 6, 2025. The Annual Information Form contains, among other things, the disclosure required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 (e.g., relevant education and experience of the Audit Committee members) may be found under the heading “Audit Committee Information” in the Annual Information Form. Upon request, the Company will promptly provide a copy of the Annual Information Form to Shareholders free of charge.

A copy of the Audit Committee’s charter is contained in the Annual Information Form, and is posted on the Company’s website at https://investors.onereal.com.

Compensation Committee

Members: Guy Gamzu (Chair), Larry Klane and Laurence Rose

The Compensation Committee assists the Board in fulfilling its responsibilities relating to compensation, succession planning and other human resources matters. The Compensation Committee is responsible for:

(a)	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on this evaluation;

(b)	making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and

(c)	reviewing executive compensation disclosure before the Company publicly discloses this information.

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A copy of the Compensation Committee’s charter is posted on Company’s website at https://investors.onereal.com.

For a detailed discussion of the responsibilities of the Compensation Committee relating to compensation, see “Compensation Discussion and Analysis” below.

Nominating and Corporate Governance Committee

Members: Laurence Rose (Chair), Vikki Bartholomae and Guy Gamzu

The Board has overall responsibility for developing the Company’s approach to corporate governance, including keeping informed of legal requirements and trends regarding corporate governance, monitoring and evaluating the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices (including the mandate of the Board and the charters of its committees and corporate governance related policies and procedures). The Nominating and Corporate Governance Committee assists the Board in fulfilling its responsibilities relating to corporate governance matters and director nominations. The Nominating and Corporate Governance Committee is responsible for:

(a)	Reviewing and considering all nominees for the Board, including a review of the nominee’s judgment, experience, independence, ability and willingness to commit sufficient time to the Board;

(b)	evaluate proposals and recommendations of shareholders and directors to remove individual members of the Board, subject to the Company’s governing documents, governance policies and applicable law;

(c)	considering any director candidates recommended by Shareholders under the procedures set forth in the BCBCA and the Company’s articles and described in this Circular;

(d)	developing and recommending to the Board a set of corporate governance principles and guidelines applicable to the Company, reviewing these principles annually and recommend any changes to the Board;

(e)	overseeing the Company’s corporate governance practices and procedures, including identifying best practices and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company’s corporate governance framework;

(f)	reviewing and discussing with management disclosure of the Company’s corporate governance practices, including information regarding the operations of the Nominating and Corporate Governance Committee and other Board committees, director independence and the director nominations process;

(g)	reviewing the Board’s committee structure and composition, and make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chair annually;

(h)	developing and overseeing a Company orientation program for new directors; and

(i)	overseeing the Company’s environmental, social and governance efforts and progress.

A copy of the Nominating and Corporate Governance Committee’s charter is posted on Company’s website at https://investors.onereal.com.

Position Descriptions

Board-Level Position Descriptions

Chair of the Board

The Chair of the Board is Mr. Tamir Poleg. The Board has established a written position description for the Chair outlining the Chair’s responsibilities in overseeing the relationships between the Board, senior management and the shareholders of the Company with a view to ensuring these relationships are effective, efficient and further the best interests of the Company. The Chair is responsible for promoting an understanding by both members of the Board and management of the duties and responsibilities of the Board, assessing Board committees and ensuring that the Board is fulfilling its fiduciary obligations independently from management.

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Lead Director

The Lead Director of the Board is Larry Klane. The Board has established a written position description for the Lead Director. The prime responsibility of the Lead Director is to provide leadership to the Board where the Chair is not independent, to ensure that the Board operates independently of management and that the Board’s agenda will enable it to successfully carry out its duties.

Chair of Board Committees

The Board has established a written position description for Chairs of committees. Each Chair of committees is responsible for providing leadership to the committee they Chair by promoting, among other things, a thorough understanding by members of the committee of the duties and responsibilities of the committee and the relationship between the committee, the Board and senior management. The Chairs oversee the committees’ timely and diligent discharge of the duties and responsibilities set out in their respective charters.

CEO Position Description

The CEO of the Company is Mr. Tamir Poleg. The Board has established a written position description for the CEO. The prime responsibility of the CEO is to lead the business and affairs of the Company through the development and implementation of plans, policies, values, strategies, specific goals and budgets for the growth and operation of the Company with the objective of maximizing the Company’s long-term success. The CEO reports to the Board and must discuss all major corporate commitments and strategies with the Board before they are undertaken.

Orientation and Continuing Education

The Board has a formal orientation process to help new Board members understand their role, the Company’s strategic orientation and positioning in the market, and the Board’s areas of focus. New Board members:

●	receive a mentor to guide the new Board member through their first year as a director;
●	are entitled to meet with the management team and heads of subsidiary businesses to discuss the Company’s business;
●	are entitled to meet with other members of the Board to discuss Board and governance matters;
●	are entitled to meet with the Company’s independent auditors; and
●	receive an orientation package to familiarize them with the Company, including recent continuous disclosure filings and minutes of prior Board and committee meetings.

Directors are encouraged in their first year to participate in all committee meetings to promote the development of their knowledge of the Company’s affairs. Directors may receive presentations during regularly scheduled Board and committee meetings to enhance their understanding of key aspects of the Company’s business as well as risks and opportunities affecting the industry.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars. Board members have full access to the Company’s records.

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Ethical Business Conduct

Code of Business Conduct and Ethics

As part of its commitment to conducting its business and affairs with honesty, integrity and in accordance with high ethical and legal standards, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which applies to all of our directors, officers and employees. The Code addresses such matters as conflicts of interests, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws, rules and regulations and reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring and compliance under the Code. Any waiver of the Code with respect to a director or executive officer of the Company may be made only by the Board. The Board did not grant any waiver of the Code in 2024. In the unlikely event of such a waiver, it will be promptly disclosed to the extent required by applicable laws or stock exchange rules and regulations.

A copy of the Code is posted on Company’s website at https://investors.onereal.com.

Conflicts of Interest

Directors, officers, employees, consultants and contractors are required to perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgement. No director, officer or employee of the Company or consultant or contractor working for the Company is permitted to accept financial compensation of any kind, nor any special discount, loan or favour, from persons, corporations or organizations having dealings or potential dealings with the Company.

Non-executive directors of the Company are not expected to devote their time and effort solely on behalf of the Company, and they may have a variety of other business relationships that could give rise to a conflict of interest. Any such potential conflicts of interest are not subject to the Code and are to be resolved directly with the Board.

Advance Notice Policy

On April 14, 2025, the Board adopted and approved the Advance Notice Policy, the full text of which is appended as Schedule “B” to this Management Information Circular. At the Meeting, the Shareholders will be asked to consider, and if deemed advisable approve and ratify the Advance Notice Policy. The Advance Notice Policy is currently in effect, and if approved and ratified by shareholders of the Company, the Advance Notice Policy will continue to be effective as the advance notice policy of the Company. If the Advance Notice Policy does not receive the requisite Shareholder approval at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect immediately after the conclusion of the Meeting. A summary of the key terms of the Advance Notice Policy are set forth in under the heading “Particulars of Matters to be Acted Upon – Approval of the Advance Notice Policy”.

Other Policies

The Board has adopted a corporate disclosure policy (the “Corporate Disclosure Policy”) to reinforce the Company’s commitment to compliance with the continuous disclosure obligations imposed by applicable securities laws. This policy sets clear guidelines for directors, officers and employees on disclosure requirements and practices and confirms in writing the Company’s disclosure policies to ensure compliance with such laws, rules and regulations as well as to ensure that timely and accurate information is provided equally to all Shareholders and market participants regarding the Company.

The Board has also adopted an amended and restated stock trading policy (the “Stock Trading Policy”) to ensure that the Company and all directors, officers, employees, consultants and contractors of the Company and its subsidiaries meet their obligations under applicable securities laws and stock exchange rules by ensuring that all such persons who have material non-public information do not engage in insider trading or tipping.

Copies of the Corporate Disclosure Policy and the Stock Trading Policy are posted on the Company’s website at https://investors.onereal.com.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of Shareholders. See “Statement of Corporate Governance Practices - Committees of the Board - Nominating and Corporate Governance Committee” for a summary of the committee’s responsibilities.

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Pursuant to the Investor Rights Agreement, Insight Partners is permitted to nominate one (1) Investor Director Designee to the Board so long as Insight Partners satisfies the Beneficial Ownership Requirement. See Particulars of Matters to be Acted Upon at the Meeting - Election of Directors - Director Nominee of Insight Partners.

Experience and Expertise

The following chart reflects the self-disclosed experience and expertise of our eight director nominees.

Experience and Expertise	Tamir Poleg	Guy Gamzu	Larry Klane	Laurence Rose	Atul Malhotra, Jr.	Vikki Bartholomae	Susanne Greenfield Sandler	Sharran Srivatsaa

Real Estate	✓	✓		✓	✓	✓		✓
Leadership and Business Management	✓	✓	✓	✓	✓	✓	✓	✓
Other Board Membership			✓	✓	✓		✓	✓
Financial and Accounting	✓	✓	✓	✓	✓		✓	✓
Corporate Governance and Compliance	✓	✓	✓	✓	✓		✓
Technological Innovation	✓	✓		✓	✓		✓	✓
Human Capital	✓	✓		✓			✓
Artificial Intelligence	✓	✓			✓		✓
Strategic Risk Management	✓		✓	✓			✓

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company’s best interests at this time; however, the Company may adopt director term limits in the future. To ensure adequate Board renewal, the Board is responsible for conducting regular Board and committee assessments. These assessments will review the composition and effectiveness of the Board and its committees. The results of these assessments are reported to the Board, together with recommendations, if any, regarding the composition of the Board.

Policies Regarding the Representation of Women

In identifying suitable candidates for nomination to the Board, the Board has not specifically considered the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. However, the Board believes that its membership should reflect a diversity of experience, background, gender, race, ethnicity and age. The Nominating and Corporate Governance Committee is committed to actively seeking out and will instruct any search firm it engages to identify, individuals who will contribute to such diversity, including gender diversity, to be included in the pool of candidates from which nominees to the Board are selected.

The Board has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of women directors, nor has it adopted a target regarding women on the Board. Currently, there are two women on the Board (currently 29% of the Board is comprised of women).

The Company has not specifically considered the level of representation of women in executive officer positions when making executive officer appointments, nor has it adopted a target regarding women in executive officer positions. Currently, there are four (4) women (57%) serving in executive officer positions at the Company.

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Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s philosophy, objectives and processes regarding executive compensation. Under applicable securities legislation, the Company is required to disclose certain financial and other information relating to the compensation of the CEO, the CFO and each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, whose total compensation was more than C$150,000 for the financial year of the Company ended December 31, 2024, other than the CEO and CFO as of December 31, 2024 (collectively, the “NEOs”) and for the directors of the Company. During the year ended December 31, 2024, the NEOs of the Company were Tamir Poleg, Michelle Ressler, Pritesh Damani, Sharran Srivatsaa and Jenna Rozenblat. The description of the Company’s compensation philosophy and objectives and the elements of such compensation for the year ended December 31, 2024 is set forth below.

The Compensation Discussion and Analysis section of this Circular sets out the objectives of the Company’s executive compensation arrangements, the Company’s executive compensation philosophy and the application of this philosophy to the Company’s executive compensation arrangements. The Company has established the Compensation Committee, which has been assigned the responsibility to review the compensation received by directors and NEOs. The Compensation Committee most recently revised its charter on November 4, 2024.

Compensation Philosophy and Objectives

When determining the compensation arrangements for the NEOs and directors, the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of Shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Roles and Responsibilities with Regard to Compensation

Compensation Committee

The Compensation Committee is responsible for reviewing the Company’s overall compensation philosophy and reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans. The Board, as a whole, ultimately determines compensation for the directors, its CEO, CFO and other officers (including other NEOs) on the advice of the Compensation Committee.

Management

Members of senior management assist the Compensation Committee by compiling information to be used in the Compensation Committee’s determinations and reporting on historical compensation levels, methods of compensation, compensation practices of industry peers, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Compensation Committee relies, in part, on the CEO to review the performance of the other NEOs and to make recommendations to the Compensation Committee in this regard. Given the direct reporting relationship between the CEO and most of the other NEOs, and the close working relationship between the other NEOs, the Compensation Committee believes the CEO is in the best position to directly assess the performance of the other senior executives. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Compensation Consultant

In performing its duties, the Compensation Committee has the authority to engage and compensate any outside advisor, including executive compensation consultants that it determines to be necessary or advisable to carry out its responsibilities. During 2023, the Compensation Committee engaged Pearl Meyer, an independent compensation consulting firm, to assist with executive compensation matters as well as director compensation matters. The Compensation Committee has determined that no conflicts of interest exist and that Pearl Meyer is independent from management. During 2023, Pearl Meyer provided the Compensation Committee an analysis of executive compensation to assist the Compensation Committee in making decisions for 2024 executive compensation. Pearl Meyer provided a competitive analysis based on a review of the Company’s peer group and other comparable market data. In general, Pearl Meyer determined that the Company’s executives were compensated below the 25th percentile as compared to the Company’s peer group. Pearl Meyer provided recommendations designed to achieve median market positioning over time, while providing for a significant portion of compensation in a performance-based bonus and equity.

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Risks of Compensation Policies and Practices

The Board and the Compensation Committee consider the risks associated with the Company’s compensation policies and practices. The discretionary nature of Options and RSU awards under Securities Based Compensation Arrangements are significant elements of the Company’s compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behavior that the Board and the Compensation Committee consider to be aligned with the Company’s best interests.

The Board believes that the executive compensation program should not raise its overall risk profile. Accordingly, the Company’s executive compensation program includes safeguards designed to mitigate compensation risks. The following measures impose appropriate limits to avoid excessive or inappropriate risk taking or payments:

•	vesting requirements for RSUs discourage excessive risk taking to achieve short-term goals;
•	recommendation of discretionary bonus payments to the Board by the Compensation Committee who are specifically tasked with determining allocation; and
•	implementation of closed trading periods prescribed by the Company’s Stock Trading Policy to limit the ability of officers of the Company to trade in securities of the Company.

Inappropriate and excessive risks by executives are also mitigated by review of the Board, at which, activity by the executives must be approved by the Board if such activity is outside previously Board-approved actions or as set out in a Board-approved budget. Given the current composition of the Company’s executive management team, the Board and the Compensation Committee are able to closely monitor and consider any risks which may be associated with the Company’s compensation practices. Risks may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed, including executive compensation.

2024 Executive Compensation Program

In determining the compensation level for each executive, the Compensation Committee looks at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations. The Company believes that making a significant portion of the NEOs’ and directors’ compensation based on long-term incentives supports the Company’s executive compensation philosophy, as these forms of compensation allow those most accountable for the Company’s long-term success to acquire and hold Common Shares.

Our NEO compensation program currently has three primary forms of direct compensation: base salary, annual cash incentive awards, and equity-based incentive awards.

Element	Description	Primary Objective
Base Salary	Fixed cash payment	To attract and retain executives by offering salaries that are competitive with market opportunities and that recognize each executive’s position, role, responsibility, and experience.
Annual Cash Incentive Award	Variable performance-based cash payment	To motivate and reward the achievement of annual performance objectives.
Equity-based incentive award	Service-based restricted stock	To align executives’ interests with the interests of shareholders, motivate executives to maximize our long-term performance and shareholder returns, and promote executive retention.

Use of Market Data

We refer to compensation data regarding companies to analyze our compensation decisions in light of current market rates and practices, and to help ensure that our decisions are reasonable and competitive. In connection with setting fiscal 2024 compensation, the Compensation Committee reviewed summaries of information disclosed in public filings by the following companies that the Compensation Committee views as our peer group (referred to in this section as the “Peer Group”). Generally, three factors go into the selection of peer group companies: industry similarity, revenue similarity, and market capitalization/enterprise value. Pearl Meyer assisted the Compensation Committee in reviewing the Company’s executive pay levels as compared with the Peer Group and industry appropriate compensation survey benchmarks.

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2024 Executive Compensation Decisions

Base Salaries

Why we pay base salaries. Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the NEOs are reviewed annually. Any change in the base salary of an NEO is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

2024 Base Salary Decisions. The NEOs’ base salaries for fiscal 2024 are shown below.

Name	2024 Base Salary ($)
Tamir Poleg	531,000
Michelle Ressler	390,000
Sharran Srivatsaa	330,000
Pritesh Damani	359,000
Jenna Rozenblat	315,000

Annual Cash Incentive Compensation

Why we pay annual cash incentive compensation. The Company provides an annual cash incentive award to motivate and reward the achievement of annual performance objectives. The Compensation Committee believes that annual cash incentive compensation encourages executive officers to contribute to the Company’s operating performance.

2024 Annual Cash Incentive Decisions.

The annual cash incentive bonus was based on achievement of certain performance criteria, including achievement of financial performance metrics, management of department finances and individual qualitative goals.

The table below sets forth the cash bonus received for 2024 performance.

Name	2024 Cash Bonus ($)
Tamir Poleg	736,400
Michelle Ressler	355,775
Sharran Srivatsaa	367,125
Pritesh Damani	242,813
Jenna Rozenblat	312,375

Equity-Based Compensation

Why we pay equity-based compensation. The Company provides equity-based incentive awards to NEOs in the form of RSUs as part of its overall executive compensation strategy. The Compensation Committee believes that RSU grants serve the Company’s executive compensation philosophy in several ways: they help attract, retain, and motivate talent; they align the interests of the NEOs with those of shareholders by linking a specific portion of the officer’s total pay opportunity to share price; and they provide long-term accountability for NEOs.

2024 Equity-Based Compensation Decisions. On March 13, 2024, the Board and the Compensation Committee approved the Awards of RSUs shown below under the Amended and Restated Omnibus Incentive Plan.

Name	Number of RSUs(1)	RSU Value ($)(1)
Tamir Poleg	862,712	2,786,560
Michelle Ressler	338,983	1,094,915
Sharran Srivatsaa	338,983	1,094,915
Pritesh Damani	338,983	1,094,915
Jenna Rozenblat	243,390	786,150

Notes:

(1)	The RSUs have a four-year vesting term, with 1/4 of the RSUs vesting on the one-year anniversary of the grant date, and the remainder vesting in equal quarterly increments over the following three years. The RSU value is based on the closing price of the stock on the grant date, March 13, 2024 ($3.23).

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In addition, on May 14, 2024, Mr. Srivatsaa received a grant of 133,333 RSUs pursuant to a provision in his offer letter from 2022 that stated that he should receive an RSU grant when the Company reached 18,000 agents. The RSUs have a three-year vesting term, with 1/3 vesting on the one-year anniversary of the grant date, and the remainder vesting in equal quarterly increments over the following two years. The value of the grant was $639,998 based on the closing price of the stock on the grant date, May 14, 2024 ($4.80).

Further, on August 13, 2024, Mr. Srivatsaa received a grant of 1,500,000 RSUs for retention purposes. The RSUs are subject to performance-based vesting criteria, with the performance period ending by March 31, 2027. The value of the grant was $8,745,000 based on the closing price of the stock on the grant date, August 13, 2024 ($5.83).

In March 2025, the Company announced that Mr. Srivatsaa will transition from his role as President of the Company to join the Company’s Board of Directors, subject to corporate approvals. Mr. Srivatsaa is nominated for election at the Meeting to serve as a director of the Company.

Other Benefits

Our NEOs are eligible to receive a match on their 401(k) contributions up to three percent of their eligible compensation, and to participate in our active associate health and welfare benefits plans, which are available to all full-time employees. Under our flexible benefits plans, all associates are entitled to medical, vision, dental, life insurance, and long-term disability coverage.

2025 Executive Compensation

During 2024, Pearl Meyer provided the Compensation Committee an analysis of executive compensation to assist the Compensation Committee in making decisions for 2025 executive Compensation. Pearl Meyer provided a competitive analysis based on a review of the Company’s Peer Group and other comparable market data. Pearl Meyer provided recommendations designed to achieve a desired aggregate median market positioning by 2026, while providing for a significant portion of compensation in performance-based bonus and equity. The Compensation Committee approved an updated executive compensation program for the NEO’s for 2025 consisting of base salary and target cash bonuses, which is expected to increase each NEO’s cash compensation from salary and target cash bonus in 2025 by between 6% and 30% as compared to 2024. In addition, the Company granted RSU Awards to the NEOs in March 2025 having an aggregate of value of approximately US$7.0 million at the time of the grants.

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Performance Graph

The following chart and graph compares the total cumulative Shareholder return on $100 invested in the Common Shares on June 12, 2020, the date the Company completed its qualifying transaction and its Common Shares were listed on the TSX Venture Exchange, against the Nasdaq Composite Total Return Index.

	June 12, 2020		December 31, 2020		December 31, 2021		December 31, 2022		December 31, 2023		December 31, 2024
The Real Brokerage Inc.	$100.00	(1)	$812.95	(1)	$3,236.73	(2)	$921.02	(2)	$1,403.46	(2)	$4,034.94	(2)
NASDAQ Composite Total Return Index	$100.00		$136.34		$166.57		$112.38		$162.54		$210.61
Russell 2000 Total Return	$100.00		$143.29		$164.52		$130.90		$153.06		$170.72

Notes:

(1)	Returns of the Company up to December 31, 2020 calculated based on the share price of the Common Shares trading on the TSX Venture Exchange, converted into US Dollars at the USD/CAD Bank of Canada Exchange Rate on the applicable date.
(2)	Returns of the Company for the years ended December 31, 2021, 2022, 2023 and 2024 calculated based on the share price of the Common Shares trading on the Nasdaq, quoted in US Dollars.

The trend shown by the foregoing performance graph reflects both operational and financial performance that are within the Company’s control as well as volatile economic and market conditions that are beyond its control, including the state of the global economy and fluctuations in the real estate market over the relevant period. During the five-year period ended December 31, 2024, the Company’s annual total executive compensation has generally increased based on market conditions and operational and financial performance. Compensation is directly related to the Company’s peer group, which has changed as the Company’s market capitalization has increased. The trend in total compensation for the NEOs generally aligns with the movement in the Company’s Common Share trading price, whereby the value of long-term variable compensation trends higher when the share price is higher.

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Summary Compensation Table

The following table provides information concerning compensation of the NEOs for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

					Non-equity incentive plan compensation (US$)
Name and Position	Year	Salary (US$)(1)	Share-Based Awards (US$)(2)	Option-Based Awards (US$)(3)	Annual Incentive Plans (US$)	Long Term Incentive Plans (US$)	Pension Value (US$)	All Other Compensation (US$)		Total Compensation (US$)
Tamir Poleg(4)	2024	531,689	2,786,560	-	736,400	-	-	-		4,054,649
Chief Executive Officer and Director	2023	313,719	-	-	491,000	-	-	-		804,719
	2022	313,641	-	5,685,580	285,000	-	-	-		6,284,221
Michelle Ressler	2024	390,000	1,094,915	-	355,775	-	-	-		1,840,690
Chief Financial Officer	2023	363,334	-	-	199,000	-	-	-		562,334
	2022	275,000	718,220	-	135,000	-	-	60,000	(5)	1,888,220
Pritesh Damani	2024	359,000	1,094,915	-	242,813	-	-	-		1,696,728
Chief Technology Officer	2023	300,000	-	1,738,532	180,000	-	-	-		2,218,532
	2022	300,000	-	-	100,000	-	-	-		400,000
Sharran Srivatsaa	2024	330,000	10,479,913	-	367,125	-	-	-		11,177,038
President	2023	250,000	456,000	-	242,000	-	-	-		948,000
	2022	14,204	444,914	-	-	-	-	-		459,118
Jenna Rozenblat (6)	2024	315,000	786,150	-	312,375	-	-	-		1,413,525
Chief Operating Officer	2023	268,994	491,518	-	180,000	-	-	-		940,512
	2022	-	-	-	-	-	-	-		-

Notes:

(1)	Except in the case of Tamir Poleg (see note 4), all compensation paid to all NEOs listed has been paid under executive agreements between the Company (or its operating subsidiary) and each such NEO as more particularly described under the heading “Compensation Discussion and Analysis – Employment Contracts and Termination and Change of Control Benefits” of this Circular.

(2)	The value of share-based Awards is based on the grant date fair value which is calculated by multiplying the number of Common Shares underlying an Award granted by the market price of the Common Shares on the NASDAQ as of market close on the grant date. For more information regarding the share-based Awards, see “Compensation Discussion and Analysis – 2024 Executive Compensation Decisions - Equity-Based Compensation” in this Circular.

(3)	The grant date fair value is a theoretical value determined using the Black Scholes pricing model for Options granted during the year. Under Black Scholes, the Options on the date of grant have no intrinsic value as the exercise price is the closing price of the Common Shares on the preceding date. Each NEO does not receive any value until each of the following occur: (i) the Options vest and (ii) and they are exercised. Generally, the Options will only be exercised where the exercise price is less than the trading price.

(4)	Tamir Poleg was compensated by the Company through an executive agreement. For 2024, he received NIS332,508 (equal to US$93,102 at the NIS/USD exchange rate of 0.27) paid to him directly from a Company subsidiary. Mr. Poleg also provides his services as CEO of the Company through a private company that he owns, and the Company paid this entity US$ 441,912 for his compensation. In addition, he received US$736,400 for a cash bonus that was paid to his private company that he owns. For 2023, he received NIS332,926 (equal to US$93,219 at the NIS/USD exchange rate of 0.28) paid to him directly from a Company subsidiary. Mr. Poleg also provided his services as CEO of the Company through a private company that he owns, and the Company paid this entity US$220,500 for his compensation. In addition, he received US$491,000 for a cash bonus that was paid to his private company that he owns. For 2022, he received NIS332,646 (equal to US$93,141 at the NIS/USD exchange rate of 0.28) paid to him directly from a Company subsidiary. Mr. Poleg also provided his services as CEO of the Company through a private company that he owns, and the Company paid this entity US$220,500 for his compensation. In addition, he received US$285,000 for a cash bonus that was paid to his private company that he owns. Mr. Poleg also serves as a director of the Company, for which he does not receive any compensation.

(5)	Reimbursement for living expenses.

(6)	Jenna Rozenblat joined the Company in January of 2023 as Executive Vice President of Operations and was promoted to Chief Operating Officer on August 10, 2023. Compensation information is only provided for the financial years ended December 31, 2023, and December 31, 2024.

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Stock Options and Other Incentive Plans

The following table sets forth information with respect to the Options and RSUs held by the NEOs which were outstanding as of December 31, 2024:

	Option Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised in-the-money Options (US$)(1)	Number of Common Shares or Units that have not vested (#)	Market Value or payout value of share-based Awards that have not vested (US$)(2)	Market value or payout value of vested share-based Awards not paid out or distributed (US$)
Tamir Poleg Chief Executive Officer and Director	228,019	0.0765	April 18, 2028	1,031,444	-	-	-
	4,000,000	0.19923	June 17, 2030	17,603,080	-	-	-
	200,000	1.013437	January 27, 2031	717,313	-	-	-
	4,000,000	1.54	August 2, 2032	12,240,000	-	-	-
					862,712	3,968,475
Michelle Ressler Chief Financial Officer	5,000	1.013437	January 27, 2031	17,933	-	-	-
					-	-	-
	-	-	-	-	550,848	2,533,901	-
					-	-	-
Pritesh Damani Chief Technology Officer	991,592	0.874391	January 8, 2031	3,694,284		-	-
	1,420,000	1.25	March 23, 2033	4,757,000		-	-
	-	-	-	-	338,983	1,559,322	-
Sharran Srivatsaa President	-	-	-	-	2,280,226	10,489,040	-
Jenna Rozenblat Chief Operating Officer	-	-	-	-	420,954	1,936,388	-

Notes:

(1)	Calculated using the market price of the Common Shares on the NASDAQ on December 31, 2024 (the last trading day of the Company’s fiscal year) of US$4.60 and subtracting the exercise price of in-the-money Options, including unvested Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Calculated using the market price of the Common Shares on the NASDAQ on December 31, 2024 (the last trading day of the Company’s fiscal year) of US$4.60

Stock Option Plan, Restricted Share Unit Plan, Omnibus Incentive Plan and Amended and Restated Omnibus Incentive Plan

The Stock Option Plan, RSU Plan and Omnibus Incentive Plan comprised the Company’s security-based incentive compensation plans prior to the adoption of the Amended and Restated Omnibus Incentive Plan. No more securities are granted under the Stock Option Plan, RSU Plan or Omnibus Incentive Plan, and no additional securities be granted under the Amended and Restated Omnibus Incentive Plan after June 1, 2025 if the 2025 Stock Incentive Plan is adopted by Shareholders at the Meeting; however, these security-based incentive compensation plans continue to govern the previously issued securities under such plans.

Employment Contracts and Termination and Change of Control Benefits

Tamir Poleg

On July 1, 2014, the Company appointed Tamir Poleg to serve as CEO. Mr. Poleg’s agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Poleg is entitled to three (3) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Poleg’s employment will continue in the normal course and there are no modifying terms.

Michelle Ressler

On October 15, 2020 the Company appointed Michelle Ressler to serve as CFO. Ms. Ressler’s agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Ms. Ressler is entitled to three (3) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Ms. Ressler’s employment will continue in the normal course and there are no modifying terms.

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Pritesh Damani

On January 11, 2021, the Company appointed Pritesh Damani to serve as Chief Technology Officer. Mr. Damani’s employment with the Company can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Damani is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Damani’s employment will continue in the normal course and there are no modifying terms.

Sharran Srivatsaa

On December 12, 2022, the Company appointed Sharran Srivatsaa to serve as President of the Company. Mr. Srivatsaa’s employment with the Company can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Srivatsaa is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Srivatsaa’s employment will continue in the normal course and there are no modifying terms. In March 2025, the Company announced that Mr. Srivatsaa will transition from his role as President of the Company to join the Company’s Board of Directors, subject to corporate approvals. Mr. Srivatsaa is nominated for election at the Meeting to serve as a director of the Company. Mr. Srivatsaa will step down as President of the Company effective May 31, 2025.

Jenna Rozenblat

In January of 2023, Jenna Rozenblat was hired as Executive Vice President of Operations of the Company and was promoted to Chief Operating Officer on August 10, 2023. Ms. Rozenblat’s employment with the Company can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Ms. Rozenblat is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Ms. Rozenblat’s employment will continue in the normal course and there are no modifying terms.

Except as disclosed herein, there were no other agreements or arrangements under which compensation was provided during the most recently completed financial year ended December 31, 2024 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or NEO.

Change of Control Payments

There are no payments or the provision of other benefits that would have to be paid to any NEOs following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, Change in Control of the Company or a change in an NEO’s responsibilities, subject to the Company providing standard advance written notice of termination or payment in lieu thereof. The outstanding RSUs and Options held by an NEO will be governed by the plan under which such RSUs and Options were granted following any termination (whether voluntary, involuntary or constructive), resignation, retirement, Change in Control of the Company or a change in an NEO’s responsibilities. See “Amended and Restated Omnibus Incentive Plan – Retirement of Participant - Change of Control” in the management information circular of the Company dated April 4, 2024 in respect of the annual meeting of Shareholders held on May 31, 2024, available on www.sedarplus.com for an overview of the treatment of Awards granted under the Amended and Restated Omnibus Incentive Plan pursuant to a Change of Control.

In this section, “Change of Control” means the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization), a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the BCBCA of:

(a)	shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise fifty percent (50%) or more of the votes entitled to be cast at a meeting of the Shareholders;

(b)	shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such persons would be entitled to exercise fifty percent 50% or more of the votes entitled to be cast at a meeting of the shareholders of the material subsidiary; or

2025 MANAGEMENT INFORMATION CIRCULAR | 36

(c)	more than fifty percent 50% of the material assets of the Company, including the acquisition of more than fifty percent 50% of the material assets of any material subsidiary of the Company.

Pension Disclosure

There are no pension plan benefits in place for the NEOs or the directors of the Company.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information with respect to the value of RSUs and Options granted pursuant to the Stock Option Plan, RSU Plan, the Omnibus Incentive Plan and Amended and Restated Omnibus Incentive Plan to NEOs that vested during the year ended December 31, 2024:

Name & Principal Position	Option-based Awards – Value vested during year (US$)(1)	Share-Based Awards – Value Vested During Year (US$)(2)	Non-Equity Incentive Plan Compensation (US$)
Tamir Poleg Director and Chief Executive Officer	4,580,385	Nil	Nil
Michelle Ressler Chief Financial Officer	226,466	917,901	Nil
Pritesh Damani Chief Technology Officer	2,306,001	Nil	Nil
Sharran Srivatsaa President	Nil	1,511,934	Nil
Jenna Rozenblat Chief Operating Officer	Nil	677,026	Nil

Notes:

(1)	Calculated using the closing market price of the Common Shares on the NASDAQ on the day the Options vested and subtracting the exercise price of in-the-money Options. The actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Calculated using the closing market price of the Common Shares on the NASDAQ on the day the RSUs vested multiplied by the number of RSUs that vested.

Director Compensation

During 2024, the Compensation Committee engaged Pearl Meyer to develop a director compensation program. In developing the program, Pearl Meyer reviewed compensation programs of the Company’s Peer Group to identify market levels and best practice design. Pearl Meyer’s recommended program is designed to achieve market median positioning over time. After considering the recommendation of Pearl Meyer, the Compensation Committee and the Board approved a 2024 director compensation program, which consists of the following types and levels of compensation for non-employee directors:

Type of Pay	Amount ($)	Form
Annual Equity Grant (1)	105,000	Common Shares
Annual Retainer	25,000	Cash
Audit Committee Chair	10,000	Cash
Audit Committee Members	5,000	Cash
Compensation Committee Chair	7,500	Cash
Compensation Committee Members	3,750	Cash
Nomination and Corporate Governance Committee Chair	5,000	Cash
Nomination and Corporate Governance Committee Members	2,500	Cash
Lead Director	12,500	Cash

Notes:

(1)	Share value of $105,000 is based on the volume weighted average price reported on the NASDAQ for the twenty (20) trading days prior to the grant date ($4.81).

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Annual Equity Grant

At the time of each annual meeting, each non-management director receives a grant of our Common Shares. For 2024, the value of the equity grant was $105,000, and was valued at the time of grant using the volume weighted average price reported on the NASDAQ for the twenty (20) trading days prior to the grant date. As a result, each non-employee director was granted 21,844 RSUs on May 31, 2024. The RSUs have a vesting term of one year from the date of grant, and, upon vesting, each RSU will entitle the director to one Common Share. The RSUs may be forfeited prior to vesting in certain circumstances.

Retainer, Committee and Lead Director Fees Paid in Cash

The annual retainer fee, committee fees and lead director fee are paid in quarterly cash installments. Non-management directors are also reimbursed for incidental expenses arising from their attendance at Board meetings, committee meetings and other Company events. The compensation program operates on a schedule beginning and ending on the annual general shareholder meeting date. Below are the cash fees received for the period of service from May 31, 2024 (the date of the annual general shareholder meeting) through the end of 2024.

Name	Cash Fees ($)
Vikki Bartholomae	24,375
Guy Gamzu	26,250
Larry Klane	38,438
AJ Malhotra (1)	-
Laurence Rose	25,313
Susanne Greenfield Sandler	22,500

Notes:

(1)	Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, received $22,500 in cash fees in connection with Mr. Malhotra’s service on the Board.

Pro-rata Payment for Five Months of Service

As a result of the new compensation program operating on a schedule beginning and ending on the date of the annual general shareholder meeting, a one-time 5-month pro-rata payment and grant of RSUs was made for service from January 2024 through the end of May 2024. Each non-employee director was granted 9,101 RSUs on May 31, 2024 (these RSUs are in addition to the 21,844 RSUs granted on the same date). The value of the equity grant was $43,750, and was valued at the time of grant using the volume weighted average price reported on the NASDAQ for the twenty (20) trading days prior to the grant date. The RSUs have a vesting term of one year from the date of grant, and, upon vesting, each RSU will entitle the director to one Common Share. The RSUs may be forfeited prior to vesting in certain circumstances. The cash payment that each director received for this period is set forth below, and is comprised of prorated annual retainer, committee and lead director fees.

Name	Cash Fees ($)
Vikki Bartholomae	13,542
Guy Gamzu	14,583
Larry Klane	21,354
AJ Malhotra (1)	-
Laurence Rose	14,063
Susanne Greenfield Sandler	12,500

Notes:

(1)	Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, received $12,500 in cash fees in connection with Mr. Malhotra’s service on the Board.

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Director Compensation

The following table sets forth all compensation to directors who were not NEOs during the year ended December 31, 2024:

Name	Fees Earned (US$)		Share- Based Awards (US$)(1)		Option- Based Awards (US$)	Annual Incentive Plans (US$)	Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
Vikki Bartholomae	37,917		148,536		-	-	-	-	186,453
Guy Gamzu	40,833		148,536		-	-	-	-	189,369
Larry Klane	59,792		148,536		-	-	-	-	208,328
Atul Malhotra Jr.	-	(2)	-	(2)	-	-	-	-	-
Laurence Rose	39,376		148,536		-	-	-	-	187,912
Susanne Greenfield Sandler	35,000		148,536		-	-	-	-	183,536

Note:

(1)	Calculated by multiplying the number of RSUs granted by the closing price on the Nasdaq on the date of grant, May 31, 2024 ($4.80).

(2)	Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, was issued 30,945 RSUs for director compensation, which had a value of $148,536 based on the close price on the date of grant, and $35,000 in cash fees, for total compensation of $183,536. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the RSUs.

Director Compensation – Outstanding Options and Restricted Share Units

The following table sets forth information with respect to the Options and Restricted Share Units granted pursuant to Securities Based Compensation Arrangements to the non-NEO directors that were outstanding as of December 31, 2024.

	Option-Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of unexercised in-the- money Options (US$)(1)	Number of Common Shares that have not vested (#)		Market Value or payout value of share- based Awards that have not vested (US$)(2)	Market value or payout value of vested share-based Awards not paid out or distributed (US$)
Vikki Bartholomae	100,000	1.013437	January 27, 2031	358,656	-		-	-
	-	-	-	-	30,945		142,347	-
Guy Gamzu	280,638	0.0765	April 18, 2028	1,269,466	-		-	-
	110,000	1.013437	January 27, 2031	394,522	-		-	-
	-	-	-	-	30,945		142,347	-
Larry Klane	280,638	0.0765	April 18, 2028	1,269,466	-		-	-
	110,000	1.013437	January 27, 2031	394,522	-		-
	-	-	-	-	30,945		142,347	-
Atul Malhotra Jr. (3)	-	-	-	-	-	(3)	-	-
Laurence Rose	280,638	0.0765	April 18, 2028	1,269,466	-		-	-
	100,000	1.013437	January 27, 2031	358,656	-		-	-
	-	-	-	-	30,945		142,347	-
Susanne Greenfield Sandler	-	-	-	-	30,945		142,347	-

Notes:

(1)	Calculated using the closing price of the Common Shares on the NASDAQ on December 31, 2024 (the last trading day of the Company’s fiscal year) of US$4.60 and subtracting the exercise price of in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Calculated using the closing price of the Common Shares on the NASDAQ on December 31, 2024 (the last trading day of the Company’s fiscal year) of US$4.60

(3)	Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, was issued 30,945 RSUs for director compensation, which had a Market Value of $142,347 Calculated using the closing price of the Common Shares on the NASDAQ on December 31, 2024 (the last trading day of the Company’s fiscal year) of US$4.60. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the RSUs.

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Director Compensation – Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information with respect to the value of RSUs granted pursuant to Securities Based Compensation Arrangements to the non-management directors that vested during the year ended December 31, 2024:

Name	Option-based Awards – Value vested during year (US$)	Share-Based Awards – Value Vested During Year (US$)(1)		Non-Equity Incentive Plan Compensation (US$)
Vikki Bartholomae	Nil	182,400		Nil
Guy Gamzu	Nil	206,720		Nil
Larry Klane	Nil	231,040		Nil
Atul Malhotra Jr.	Nil	Nil	(2)	Nil
Laurence Rose	Nil	182,400		Nil
Susanne Greenfield Sandler	Nil	100,882	(3)	Nil

Notes:

(1)	Calculated using the closing price of the Common Shares on the NASDAQ on March 15, 2024 (US$3.04), the prior trading day from the vesting date (March 17, 2024), which was not a trading day.

(2)	Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, had 60,000 RSUs vest during the year, which had a Market Value of $182,400 Calculated using the closing price of the Common Shares on March 15, 2024 (US$3.04), the prior trading day from the vesting date (March 17, 2024), which was not a trading day. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the RSUs.

(3)	Calculated using the closing price of the Common Shares on the NASDAQ on June 21, 2024 (US$3.82), the prior trading day from the vesting date (June 23, 2024), which was not a trading day.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the securities of the Company that are authorized for issuance under the equity compensation plans as of December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights ($US)	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by securityholders	14,991,930	(2)	0.92	21,009,038
	24,619,562	(3)	N/A	19,842,431
Equity compensation plans not approved by securityholders	N/A		N/A	N/A
	N/A		N/A	N/A
Total	39,611,492		0.92	40,851,469

Notes:

(1)	These figures are based on the total number of Common Shares authorized for issuance under the Securities Based Compensation Arrangements, less the number of Options and RSUs outstanding as of the Company’s year ended December 31, 2024.

(2)	Options.

(3)	Restricted Share Units.

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Other Compensation Practices

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines that set minimum equity ownership requirements for our executive officers and directors. The guidelines are designed to align the interests of our executives and directors with the interests of stockholders and further promote our commitment to sound corporate governance. Under our stock ownership guidelines, each NEO and each director is expected to own, by a date not later than five years after being appointed to his or her position as an executive officer, or being elected as a director, shares of our common stock or RSUs with a value equal to a multiple of the executive’s annual base salary or director’s annual cash retainer. The multiple is six times base salary for our CEO, two times base salary for all other NEOs and five times the annual cash retainer for each director. A transition period has been established to provide a reasonable time for new covered persons to achieve the required minimum ownership levels. Upon the appointment of a new NEO or director, such person will be expected to reach full compliance with these requirements by the date that is five years after such appointment. If a covered person fails to achieve the required ownership during the five-year transition period, such person will be required to retain 50% of “net profit shares” until the targeted ownership level is attained.

As of April 7, 2025, all of our NEOs and directors had stock ownership levels above their respective ownership requirements.

Hedging and Pledging

The Company’s Board members, executive officers and other Company employees may not hold the Company’s securities in a margin account or otherwise pledge the Company’s securities as collateral for a loan, except with the prior approval of the Board. The Company’s Board members, executive officers and other Company employees may not engage in hedging transactions.

Executive Officer Recovery Policy

In 2022, the SEC adopted final rules implementing the incentive-based compensation recovery provision of the Dodd-Frank Act. In response, on August 8, 2023, the Board adopted the Clawback Policy. The Clawback Policy provides for our recovering incentive-based compensation erroneously received by current or former executive officers during the three completed fiscal years immediately preceding the year in which we are required to prepare an accounting restatement due to material noncompliance with financial reporting requirements. Erroneous payments must be recovered even if there was no misconduct or failure of oversight on the part of an individual executive officer. There are limited exceptions to our obligation to enforce the application of the Clawback Policy. Such exceptions are available where the Compensation Committee determines that recovery would be impractical and one or more of the following conditions is met: (i) the direct expense paid to a third party for assistance in enforcing the policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover the erroneously awarded compensation, documented such reasonable attempt to recover, and provided that documentation to Nasdaq (ii) recovery would cause the Company to violate a law of Canada or a province of Canada that was adopted prior to November 28, 2022, and the Company obtains, and provides to Nasdaq, an opinion of Canadian counsel acceptable to Nasdaq that recovery would result in a violation of a law of Canada or a province of Canada, or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Company or its subsidiaries at any time since the beginning of the financial period ended December 31, 2024.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other Insider of the Company, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial period ended December 31, 2024, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or could reasonably be expected to materially affect the Company.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Management Information Circular, no director or senior officer of the Company, nor any proposed nominee for election as a director of the Company, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

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Additional Information

Additional information about the Company is located on SEDAR+ at www.sedarplus.com. Financial information is provided in the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”) for the financial year ended December 31, 2024, which were filed on SEDAR+.

Pursuant to NI 51-102, any person or company who wishes to receive financial statements from the Company may deliver a written request for such material to the Company or the Company’s agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed Instrument of Proxy, in the addressed envelope provided, to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Company will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

Shareholders may contact the Company to request copies of the financial statements and MD&A by writing to the Company’s CFO, Michelle Ressler, at the following address: The Real Brokerage Inc. 39899 Balentine Dr. Ste. 200, Newark, CA 94560.

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the REAL BROKERAGE INC.

SCHEDULE A

THE REAL BROKERAGE INC. 2025 STOCK INCENTIVE PLAN

(see attached)

March 24, 2025

The Real Brokerage Inc.

2025 Stock Incentive Plan

1.	Purpose.

The purpose of the Plan is to assist the Company in attracting, retaining, motivating, and rewarding certain employees, officers, directors, and consultants of the Company and its Affiliates and promoting the creation of long-term value for stockholders of the Company by closely aligning the interests of such individuals with those of such stockholders. The Plan authorizes the award of Stock-based and cash-based incentives to Eligible Persons to encourage such Eligible Persons to expend maximum effort in the creation of stockholder value.

2.	Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

“Award” means any Option, award of Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, or other Stock-based award granted under the Plan.

“Award Agreement” a written agreement in a form approved by the Committee to be entered into between the Company and the Participant governing the grant of any Stock-based Award granted under the Plan. An Award Agreement may be, without limitation, an employment or other similar agreement containing provisions governing grants hereunder, if approved by the Committee for use under the Plan.

“Board” means the Board of Directors of the Company.

“Book Entry” means a computerized or manual entry made in the records of the Company to evidence an Award.

“Cause” means, unless otherwise defined in the applicable Award Agreement, (i) failure or refusal of the Participant to perform the duties and responsibilities that the Company requires to be performed by him or her, (ii) gross negligence or willful misconduct by the Participant in the performance of his or her duties, (iii) commission by the Participant of an act of dishonesty affecting the Company, or the commission of an act constituting common law fraud or a felony, (iv) the Participant’s commission of an act (other than the good faith exercise of his or her business judgment in the exercise of his or her responsibilities) resulting in material damages or reputational harm to the Company or (v) the Participant’s material violation of the Company’s Code of Business Conduct and Ethics, Stock Trading Policy or other policy the Company has adopted governing the ethical behavior of Company employees or directors; provided, however, that if the Participant and the Company have entered into an employment agreement which defines “cause” for purposes of such agreement, “cause” shall be defined in accordance with such agreement. The Committee, in its sole and absolute discretion, shall determine whether a termination of employment or service is for Cause.

“Change in Control” means:

(i) a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission or similar non-U.S. regulatory agency or pursuant to a Non-Control Transaction) whereby any “person” (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company or any of its Affiliates, an employee benefit plan sponsored or maintained by the Company or any of its Affiliates (or its related trust), or any underwriter temporarily holding securities pursuant to an offering of such securities, directly or indirectly acquire “beneficial ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities eligible to vote in the election of the Board (the “Company Voting Securities”);

(ii) the date, within any consecutive twenty-four (24) month period commencing on or after the Effective Date, upon which individuals who constitute the Board as of the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director subsequent to the Effective Date whose election or nomination for election was approved by a vote of at least a majority of the directors then constituting the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (including, but not limited to, a consent solicitation) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

(iii) the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates that requires the approval of the Company’s stockholders (whether for such transaction, the issuance of securities in the transaction or otherwise) (a “Reorganization”), unless immediately following such Reorganization (i) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Reorganization (the “Surviving Company”) or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of one hundred percent (100%) of the voting securities of the Surviving Company (the “Parent Company”), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to such Reorganization, (ii) no person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), is or becomes the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company, or if there is no Parent Company, the Surviving Company, and (iii) at least a majority of the members of the board of directors of the Parent Company, or if there is no Parent Company, the Surviving Company, following the consummation of such Reorganization are members of the Incumbent Board at the time of the Board’s approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in clauses (i), (ii), and (iii) above shall be a “Non-Control Transaction”); or

(iv) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company’s Affiliates.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of fifty percent (50%) or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; provided that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then be deemed to occur, (y) with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code and (z) a Change in Control shall not be deemed to occur solely by reason of a transaction, the sole purpose of which is to effectuate the redomicile or redomestication of the Company, and which does not materially affect the operations or control of the Company.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

“Committee” means the Board, the Compensation Committee of the Board or such other committee consisting of two or more individuals appointed by the Board to administer the Plan and each other individual or committee of individuals designated to exercise authority under the Plan.

“Company” means The Real Brokerage Inc., a company existing under the Business Corporations Act (British Columbia), as amended from time to time.

“Corporate Event” has the meaning set forth in Section 11.2 hereof.

“Data” has the meaning set forth in Section 21.7 hereof.

“Disability” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant within the meaning of Section 22(e)(3) of the Code. In the event that there is an Award Agreement or Participant Agreement defining Disability, “Disability” shall have the meaning provided in such Award Agreement or Participant Agreement.

“Disqualifying Disposition” means any disposition (including any sale) of Stock acquired upon the exercise of an Incentive Stock Option made within the period that ends either (1) two years after the date on which the Participant was granted the Incentive Stock Option or (2) one year after the date upon which the Participant acquired the Stock.

“Effective Date” means April 14, 2025, which is the date on which the Plan was approved by the Board.

“Eligible Person” means (1) each employee and officer of the Company or any of its Affiliates, (2) each non-employee director of the Company or any of its Affiliates; (3) each other natural Person who provides substantial services to the Company or any of its Affiliates as a consultant or advisor (or a wholly owned alter ego entity of the natural Person providing such services of which such Person is an employee, stockholder or partner) and who is designated as eligible by the Committee, and (4) each natural Person who has been offered employment by the Company or any of its Affiliates; provided that such prospective employee may not receive any payment or exercise any right relating to an Award until such Person has commenced employment or service with the Company or its Affiliates; provided further, however, that (i) with respect to any Award that is intended to qualify as a “stock right” that does not provide for a “deferral of compensation” within the meaning of Section 409A of the Code, the term “Affiliate” as used in this definition shall include only those corporations or other entities in the unbroken chain of corporations or other entities beginning with the Company where each of the corporations or other entities in the unbroken chain other than the last corporation or other entity owns stock possessing at least fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations or other entities in the chain, and (ii) with respect to any Award that is intended to be an Incentive Stock Option, the term “Affiliate” as used in this definition shall include only those entities that qualify as a “subsidiary corporation” with respect to the Company within the meaning of Section 424(f) of the Code. An employee on an approved leave of absence may be considered as still in the employ of the Company or any of its Affiliates for purposes of eligibility for participation in the Plan. For greater certainty, an Eligible Person will include a real estate agent that is affiliated with the Company or any of its Affiliates pursuant to a written agreement to provide real estate agent services (“Agent”).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

“Expiration Date” means, with respect to an Option or Stock Appreciation Right, the date on which the term of such Option or Stock Appreciation Right expires.

“Fair Market Value” means, as of any date when the Stock is listed on one or more national securities exchanges, the closing price reported on the principal national securities exchange on which such Stock is listed and traded on the date of determination or, if the closing price is not reported on such date of determination, the closing price reported on the most recent date prior to the date of determination. If the Stock is not listed on a national securities exchange, “Fair Market Value” shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per share of Stock.

“GAAP” means the U.S. Generally Accepted Accounting Principles, as in effect from time to time.

“Good Reason” means, with respect to a Participant who is an employee of the Company or one or more of its Subsidiaries, (i) a material reduction in the Participant’s base salary (excluding a reduction of not greater than 10% that applies to all employees of a comparable level); (ii) a material reduction in the Participant’s target cash annual incentive opportunity; (iii) a material diminution in the Participant’s reporting relationship, title or responsibilities; or (iv) a requirement by the Company or its Subsidiary to which the Participant does not consent that the Participant move the principal place of business at or from which the Participant works by more than 50 miles.

“Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

“Nonqualified Stock Option” means an Option not intended to be an Incentive Stock Option.

“Option” means a conditional right, granted to a Participant under Section 5 hereof, to purchase Stock at a specified price during a specified time period.

“Participant” means an Eligible Person who has been granted an Award under the Plan or, if applicable, such other Person who holds an Award.

“Participant Agreement” means an employment or other services agreement between a Participant and the Service Recipient that describes the terms and conditions of such Participant’s employment or service with the Service Recipient and is effective as of the date of determination.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, or other entity.

“Plan” means this The Real Brokerage Inc. 2025 Stock Incentive Plan, as amended from time to time.

“Prior Plan” shall mean the Company’s Amended and Restated Omnibus Incentive Plan, Omnibus Incentive Plan, Amended and Restated Stock Option Plan and Restricted Share Unit Plan.

“Qualified Member” means a member of the Committee who is a “Non-Employee Director” within the meaning of Rule 16b-3 under the Exchange Act and an “independent director” as defined under, as applicable, the NASDAQ Listing Rules or other applicable stock exchange rules.

“Qualifying Committee” has the meaning set forth in Section 3.2 hereof.

“Restricted Stock” means Stock granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture.

“Restricted Stock Unit” means a notional unit representing the right to receive one share of Stock (or the cash value of one share of Stock, if so determined by the Committee) on a specified settlement date.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

“Service Recipient” means, with respect to a Participant holding an Award, either the Company or an Affiliate of the Company by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

“Stock” means common shares in the authorized share structure of the Company, and such other securities as may be substituted for such stock pursuant to Section 11 hereof.

“Stock Appreciation Right” means a conditional right to receive an amount equal to the value of the appreciation in the Stock over a specified period. Except in the event of extraordinary circumstances, as determined in the sole discretion of the Committee, or pursuant to Section 11.2 hereof, Stock Appreciation Rights shall be settled in Stock.

“Substitute Award” has the meaning set forth in Section 4.1 hereof.

“Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient, subject to the terms and conditions set forth herein. Unless otherwise determined by the Committee, in the event that the Service Recipient ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute the Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Unless otherwise determined by the Committee, in the event of a Participant’s change in status in relation to the Service Recipient such that the Participant ceases to be an employee and begins or continues providing services as an Agent, such change in status will be deemed a Termination hereunder with respect to awards granted to Participant in Participant’s capacity as an Employee, but in the event of any other change in Participant status in relation to the Service Recipient (e.g., a Participant ceases to be an employee and begins providing services as a consultant, or vice versa), such change in status will not be deemed a Termination with respect to such Awards hereunder unless otherwise determined by the Committee. Notwithstanding the preceding two sentences, however, a Participant’s change in status in relation to the Service Recipient shall not be deemed a Termination hereunder with respect to any Awards constituting “nonqualified deferred compensation” subject to Section 409A of the Code that are payable upon a Termination unless such change in status constitutes a “separation from service” within the meaning of Section 409A of the Code. Any payments in respect of an Award constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination shall be delayed for such period as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Code. On the first business day following the expiration of such period, the Participant shall be paid, in a single lump sum without interest, an amount equal to the aggregate amount of all payments delayed pursuant to the preceding sentence, and any remaining payments not so delayed shall continue to be paid pursuant to the payment schedule applicable to such Award.

3.	Administration.

3.1 Authority of the Committee. Except as otherwise provided below, the Plan shall be administered by the Committee. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (1) select Eligible Persons to become Participants, (2) grant Awards, (3) determine the number and type of shares of Stock subject to, other terms and conditions of, and all other matters relating to, Awards, (4) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, (5) construe and interpret the Plan and Award Agreements and correct defects, supply omissions, and reconcile inconsistencies therein, (6) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time or such shorter period required by, or necessary to comply with, applicable law, and (7) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. Any action of the Committee shall be final, conclusive, and binding on all Persons, including, without limitation, the Company, its stockholders and Affiliates, Eligible Persons, Participants, and beneficiaries of Participants. Notwithstanding anything in the Plan to the contrary, the Committee shall have the ability to accelerate the vesting of any outstanding Award at any time and for any reason, including upon a Corporate Event, subject to Section 11.4, or in the event of a Participant’s Termination by the Service Recipient other than for Cause, or due to the Participant’s death, Disability or retirement (as such term may be defined in an applicable Award Agreement or Participant Agreement, or, if no such definition exists, in accordance with the Company’s then-current employment policies and guidelines). For the avoidance of doubt, the Board shall have the authority to take all actions under the Plan that the Committee is permitted to take.

3.2 Manner of Exercise of Committee Authority. At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company, must be taken by the remaining members of the Committee or a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a “Qualifying Committee”). Any action authorized by such a Qualifying Committee shall be deemed the action of the Committee for purposes of the Plan. The express grant of any specific power to a Qualifying Committee, and the taking of any action by such a Qualifying Committee, shall not be construed as limiting any power or authority of the Committee.

3.3 Delegation. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions under the Plan, including, but not limited to, administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Any actions taken by an officer or employee delegated authority pursuant to this Section 3.3 within the scope of such delegation shall, for all purposes under the Plan, be deemed to be an action taken by the Committee. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any non-employee director of the Company or to any Eligible Person who is subject to Section 16 of the Exchange Act must be expressly approved by the Committee or Qualifying Committee in accordance with Section 3(b)3.2 above.

3.4 Sections 409A and 457A. The Committee shall take into account compliance with Sections 409A and 457A of the Code in connection with any grant of an Award under the Plan, to the extent applicable. While the Awards granted hereunder are intended to be structured in a manner to avoid the imposition of any penalty taxes under Sections 409A and 457A of the Code, in no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest, or penalties that may be imposed on a Participant as a result of Section 409A or Section 457A of the Code or any damages for failing to comply with Section 409A or Section 457A of the Code or any similar state or local laws (other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A or Section 457A of the Code).

4.	Shares Available Under the Plan; Other Limitations.

4.1 Number of Shares Available for Delivery. Subject to adjustment as provided in Section 11 hereof, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall equal 50,000,000. Shares of Stock delivered under the Plan shall consist of authorized and unissued shares or previously issued shares of Stock reacquired by the Company on the open market or by private purchase. Notwithstanding the foregoing, (i) except as may be required by reason of Section 422 of the Code, the number of shares of Stock available for issuance hereunder shall not be reduced by shares issued pursuant to Awards issued or assumed in connection with a merger or acquisition as contemplated by NASDAQ Listing Rule 5635(c) or other applicable stock exchange rules, and their respective successor rules and listing exchange promulgations (each such Award, a “Substitute Award”); and (ii) shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

4.2 Share Counting Rules. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double-counting (as, for example, in the case of tandem awards or Substitute Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award. Other than with respect to a Substitute Award, to the extent that an Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without delivery to the Participant of the full number of shares of Stock to which the Award related, the undelivered shares of Stock will again be available for grant. Notwithstanding the foregoing, Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are: (i) Shares delivered to or withheld by the Company to pay the exercise price of an Option, (ii) Shares delivered to or withheld by the Company to pay the withholding taxes related to an Award, or (iii) Shares repurchased by the Company on the open market with the proceeds of an Award paid to the Company by or on behalf of the Participant.

4.3 Incentive Stock Options. No more than 50,000,000 shares of Stock (subject to adjustment as provided in Section 11 hereof) reserved for issuance hereunder may be issued or transferred upon exercise or settlement of Incentive Stock Options.

4.4 Shares Available Under Acquired Plans. To the extent permitted by NASDAQ Listing Rule 5635(c) or other applicable stock exchange rules, subject to applicable law, in the event that a company acquired by the Company or with which the Company combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio of formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of shares of Stock reserved and available for delivery in connection with Awards under the Plan; provided that Awards using such available shares shall not be made after the date awards could have been made under the terms of such pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by the Company or any subsidiary of the Company immediately prior to such acquisition or combination.

4.5 Minimum Vesting Period. Other than with respect to a Substitute Award, and except with respect to a maximum of five percent (5%) of the Stock authorized for grant under the Plan, no Award may vest over a period that is less than one (1) year from the date of grant; provided, however, that the foregoing minimum vesting period shall not apply in the event of a Participant’s Termination without Cause (if the Committee, in its discretion, determines to accelerate vesting in such circumstance) or due to death or Disability, or in the event of a Corporate Event.

5.	Options.

5.1 General. Certain Options granted under the Plan may be intended to be Incentive Stock Options; however, no Incentive Stock Options may be granted hereunder following the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board and (ii) the date the stockholders of the Company approve the Plan. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; provided, however, that Incentive Stock Options may be granted only to Eligible Persons who are employees of the Company or an Affiliate of the Company. The provisions of separate Options shall be set forth in separate Award Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Options.

5.2 Term. The term of each Option shall be set by the Committee at the time of grant; provided, however, that no Option granted hereunder shall be exercisable after, and each Option shall expire, ten (10) years from the date it was granted.

5.3 Exercise Price. The exercise price per share of Stock for each Option shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant, subject to Section 5.7 hereof in the case of any Incentive Stock Option. Notwithstanding the foregoing, in the case of an Option that is a Substitute Award, the exercise price per share of Stock for such Option may be less than the Fair Market Value on the date of grant; provided, that such exercise price is determined in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.

5.4 Exercise Price Consideration. Unless provided otherwise in the Award Agreement, the following shall be deemed to be acceptable forms of consideration for exercising an Option:

(i) cash;

(ii) check or wire transfer (denominated in U.S. Dollars);

(iii) subject to any conditions or limitations established by the Committee in the applicable Award Agreement, other Shares which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) subject to any conditions or limitations established by the Committee in the applicable Award Agreement, withholding of Shares deliverable upon exercise, which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(v) consideration received by the Company under a broker-assisted sale and remittance program, or “cashless” exercise/sale procedure;

(vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

(vii) any combination of the foregoing methods of payment.

5.5 Vesting. Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an Award Agreement; provided, however, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Option at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of an Option shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment. If an Option is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Option expires, is canceled or otherwise terminates.

5.6 Termination of Employment or Service. Except as provided by the Committee in an Award Agreement, Participant Agreement or otherwise:

(i) In the event of a Participant’s Termination prior to the applicable Expiration Date for any reason other than for Cause, or by reason of the Participant’s death or Disability, then any Option that was exercisable on the date of the Termination may be exercised for a 90-day period from the date of the Termination, or if earlier, the expiration of the term of the Option. Subject to provisions of the Award Agreement, any Option which has not yet become exercisable by the date of the Termination shall terminate and cease to be exercisable at the close of business on that date.

(ii) In the event of a Participant’s Termination by reason of such Participant’s death or Disability, subject to provisions of the Award Agreement, unvested Options will become fully vested and immediately exercisable until the earlier of (i) twelve (12) months after the date of such Termination, or (ii) the applicable Expiration Date.

(iii) In the event of a Participant’s Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant’s Options outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.

5.7 Special Provisions Applicable to Incentive Stock Options.

(i) No Incentive Stock Option may be granted to any Eligible Person who, at the time the Option is granted, owns directly, or indirectly within the meaning of Section 424(d) of the Code, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary thereof, unless such Incentive Stock Option (i) has an exercise price of at least one hundred ten percent (110%) of the Fair Market Value on the date of the grant of such Option and (ii) cannot be exercised more than five (5) years after the date it is granted.

(ii) To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

(iii) Each Participant who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Participant makes a Disqualifying Disposition of any Stock acquired pursuant to the exercise of an Incentive Stock Option.

6.	Restricted Stock.

6.1 General. Restricted Stock may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Awards of Restricted Stock shall be set forth in separate Award Agreements, which agreements need not be identical. Subject to the restrictions set forth in Section 6.2 hereof, and except as otherwise set forth in the applicable Award Agreement, the Participant shall generally have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock. Unless otherwise set forth in a Participant’s Award Agreement, cash dividends and stock dividends, if any, with respect to the Restricted Stock shall be withheld by the Company for the Participant’s account, and shall be subject to forfeiture to the same degree as the shares of Restricted Stock to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

6.2 Vesting and Restrictions on Transfer. Restricted Stock shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an Award Agreement; provided, however, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Award of Restricted Stock at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of an Award of Restricted Stock shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment. In addition to any other restrictions set forth in a Participant’s Award Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Stock prior to the time the Restricted Stock has vested pursuant to the terms of the Award Agreement.

6.3 Termination of Employment or Service.

(i) Except as provided by the Committee in an Award Agreement or Participant Agreement, in the event the Participant has a Termination on account of death or Disability during the applicable period of forfeiture, on the date of the Termination all restrictions under the Plan will immediately lapse on all Restricted Stock granted to the applicable Participant and that Restricted Stock will no longer be subject to forfeiture.

(ii) Except as provided by the Committee in an Award Agreement or Participant Agreement, if the Participant has a Termination by the Participant for any reason, other than on account of death or Disability, then on the date of the Termination, all Restricted Stock that is still subject to forfeiture shall thereupon, and with no further action, be forfeited by the Participant.

7.	Restricted Stock Units.

7.1 General. Restricted Stock Units may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Restricted Stock Units shall be set forth in separate Award Agreements, which agreements need not be identical.

7.2 Vesting. Restricted Stock Units shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in an RSU Agreement; provided, however, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Restricted Stock Unit at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of a Restricted Stock Unit shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment.

7.3 Settlement. Restricted Stock Units may be settled in Stock, cash, or property, as determined by the Committee, in its sole discretion, on the date or dates determined by the Committee and set forth in an RSU Agreement; provided, however, that as a default, unless otherwise determined by the Committee, Restricted Stock Units will be settled in Stock. Unless otherwise set forth in a Participant’s RSU Agreement, a Participant shall not be entitled to dividends, if any, or dividend equivalents with respect to Restricted Stock Units.

7.4	Termination of Employment or Service.

(i) Except as provided by the Committee in an Award Agreement or Participant Agreement, in the event the Participant has a Termination on account of death or Disability during the applicable period of forfeiture, on the date of the Termination all restrictions under the Plan will immediately lapse on all Restricted Stock Units granted to the applicable Participant will immediately vest.

(ii) Except as provided by the Committee in an Award Agreement or Participant Agreement, if the Participant has a Termination by the Participant for any reason, other than on account of death or Disability, then on the date of the Termination, all Restricted Stock Units that are still subject to forfeiture shall thereupon, and with no further action, be forfeited by the Participant.

8.	Stock Appreciation Rights.

8.1 General. Stock Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Stock Appreciation Rights shall be set forth in separate SAR Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Stock Appreciation Rights.

8.2 Term. The term of each Stock Appreciation Right shall be set by the Committee at the time of grant; provided, however, that no Stock Appreciation Right granted hereunder shall be exercisable after, and each Stock Appreciation Right shall expire, ten (10) years from the date it was granted.

8.3 Base Price. The base price per share of Stock for each Stock Appreciation Right shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value on the date of grant. Notwithstanding the foregoing, in the case of a Stock Appreciation Right that is a Substitute Award, the base price per share of Stock for such Stock Appreciation Right may be less than the Fair Market Value on the date of grant; provided, that such base price is determined in a manner consistent with the provisions of Section 409A of the Code.

8.4 Vesting. Stock Appreciation Rights shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Committee and set forth in a SAR Agreement; provided, however, that notwithstanding any such vesting dates, the Committee may in its sole discretion accelerate the vesting of any Stock Appreciation Right at any time and for any reason. Unless otherwise specifically determined by the Committee, the vesting of a Stock Appreciation Right shall occur only while the Participant is employed by or rendering services to the Service Recipient, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any approved unpaid leave of absence by a Participant following which the Participant has a right to reinstatement and shall resume upon such Participant’s return to active employment. If a Stock Appreciation Right is exercisable in installments, such installments or portions thereof that become exercisable shall remain exercisable until the Stock Appreciation Right expires, is canceled or otherwise terminates.

8.5 Payment upon Exercise. Payment upon exercise of a Stock Appreciation Right may be made in cash, Stock, or property as specified in the SAR Agreement or determined by the Committee, in each case having a value in respect of each share of Stock underlying the portion of the Stock Appreciation Right so exercised, equal to the difference between the base price of such Stock Appreciation Right and the Fair Market Value of one (1) share of Stock on the exercise date. For purposes of clarity, each share of Stock to be issued in settlement of a Stock Appreciation Right is deemed to have a value equal to the Fair Market Value of one (1) share of Stock on the exercise date. In no event shall fractional shares be issuable upon the exercise of a Stock Appreciation Right, and in the event that fractional shares would otherwise be issuable, the number of shares issuable will be rounded down to the next lower whole number of shares, and the Participant will be entitled to receive a cash payment equal to the value of such fractional share.

8.6 Termination of Employment or Service. Except as provided by the Committee in a SAR Agreement, Participant Agreement or otherwise:

(i) In the event of a Participant’s Termination prior to the applicable Expiration Date for any reason other than by the Service Recipient for Cause, or by reason of the Participant’s death or Disability, (A) all vesting with respect to such Participant’s Stock Appreciation Rights outstanding shall cease, (B) all of such Participant’s unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and (C) all of such Participant’s vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is ninety (90) days after the date of such Termination.

(ii) In the event of a Participant’s Termination prior to the applicable Expiration Date by reason of such Participant’s death or Disability, all vesting with respect to such Participant’s Stock Appreciation Rights outstanding shall cease, all of such Participant’s unvested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration as of the date of such Termination, and all of such Participant’s vested Stock Appreciation Rights outstanding shall terminate and be forfeited for no consideration on the earlier of (x) the applicable Expiration Date and (y) the date that is twelve (12) months after the date of such Termination. In the event of a Participant’s death, such Participant’s Stock Appreciation Rights shall remain exercisable by the Person or Persons to whom such Participant’s rights under the Stock Appreciation Rights pass by will or by the applicable laws of descent and distribution until the applicable Expiration Date, but only to the extent that the Stock Appreciation Rights were vested at the time of such Termination.

(iii) In the event of a Participant’s Termination prior to the applicable Expiration Date by the Service Recipient for Cause, all of such Participant’s Stock Appreciation Rights outstanding (whether or not vested) shall immediately terminate and be forfeited for no consideration as of the date of such Termination.

9.	Other Stock-Based Awards.

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon or related to Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee may also grant Stock as a bonus (whether or not subject to any vesting requirements or other restrictions on transfer), and may grant other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Committee. The terms and conditions applicable to such Awards shall be determined by the Committee and evidenced by Award Agreements, which agreements need not be identical.

10.	Grants to Non-Employee Directors.

The Board may make Awards to Non-Employee Directors under the Plan, provided that the annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $600,000 in value (based on the grant date fair value of such Awards for financial reporting purposes or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board) in respect of a given fiscal year.

11.	Adjustment for Recapitalization, Merger, etc.

11.1 Capitalization Adjustments. The aggregate number of shares of Stock that may be delivered in connection with Awards (as set forth in Section 4 hereof), the numerical share limits in Section 4.1 hereof, the number of shares of Stock covered by each outstanding Award, and the price per share of Stock underlying each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee, in its sole discretion, as to the number, price, or kind of a share of Stock or other consideration subject to such Awards (1) in the event of changes in the outstanding Stock or in the capital structure of the Company by reason of stock dividends, extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award (including any Corporate Event); (2) in connection with any extraordinary dividend declared and paid in respect of shares of Stock, whether payable in the form of cash, stock, or any other form of consideration; or (3) in the event of any change in applicable laws or circumstances that results in or could result in, in either case, as determined by the Committee in its sole discretion, any substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants in the Plan.

11.2 Corporate Events. Notwithstanding the foregoing, except as provided by the Committee in an Award Agreement, Participant Agreement or otherwise, in connection with (i) a merger, amalgamation, or consolidation involving the Company in which the Company is not the surviving corporation, (ii) a merger, amalgamation, or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Stock receive securities of another corporation or other property or cash, (iii) a Change in Control, or (iv) the reorganization, dissolution or liquidation of the Company (each, a “Corporate Event”), the Committee may provide for any one or more of the following:

(i) The assumption or substitution of any or all Awards in connection with such Corporate Event, in which case the Awards shall be subject to the adjustment set forth in Section 11.1 above;

(ii) The acceleration of vesting of any or all Awards not assumed or substituted in connection with such Corporate Event, subject to the consummation of such Corporate Event;

(iii) The cancellation of any or all Awards not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event, together with the payment to the Participants holding vested Awards (including any Awards that would vest upon the Corporate Event but for such cancellation) so canceled of an amount in respect of cancellation equal to the amount payable pursuant to any Cash Award or, with respect to other Awards, an amount based upon the per-share consideration being paid for the Stock in connection with such Corporate Event, less, in the case of Options, Stock Appreciation Rights, and other Awards subject to exercise, the applicable exercise or base price; provided, however, that holders of Options, Stock Appreciation Rights, and other Awards subject to exercise shall be entitled to consideration in respect of cancellation of such Awards only if the per-share consideration less the applicable exercise or base price is greater than zero dollars ($0), and to the extent that the per-share consideration is less than or equal to the applicable exercise or base price, such Awards shall be canceled for no consideration;

(iv) The cancellation of any or all Options, Stock Appreciation Rights and other Awards subject to exercise not assumed or substituted in connection with such Corporate Event (whether vested or unvested) as of the consummation of such Corporate Event; provided that all Options, Stock Appreciation Rights and other Awards to be so canceled pursuant to this paragraph (iv) shall first become exercisable for a period of at least ten (10) days prior to such Corporate Event, with any exercise during such period of any unvested Options, Stock Appreciation Rights or other Awards to be (A) contingent upon and subject to the occurrence of the Corporate Event, and (B) effectuated by such means as are approved by the Committee; and

(v) The replacement of any or all Awards (other than Awards that are intended to qualify as “stock rights” that do not provide for a “deferral of compensation” within the meaning of Section 409A of the Code) with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced and payment to be made within thirty (30) days of the applicable vesting date.

Payments to holders pursuant to paragraph (iii) above shall be made in cash or, in the sole discretion of the Committee, and to the extent applicable, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or a combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Stock covered by the Award at such time (less any applicable exercise or base price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this Section 11.2, the Committee may require a Participant to (A) represent and warrant as to the unencumbered title to his or her Awards, (B) bear such Participant’s pro-rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Stock, and (C) deliver customary transfer documentation as reasonably determined by the Committee. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.

11.3 Fractional Shares. Any adjustment provided under this Section 11 may, in the Committee’s discretion, provide for the elimination of any fractional share that might otherwise become subject to an Award. No cash settlements shall be made with respect to fractional shares so eliminated.

11.4 Double-Trigger Vesting. Notwithstanding any other provisions of the Plan, an Award Agreement or Participant Agreement to the contrary, with respect to any Award that is assumed or substituted in connection with a Change in Control, the vesting, payment, purchase or distribution of such Award may not be accelerated by reason of the Change in Control for any Participant unless the Participant experiences an involuntary Termination or resignation for Good Reason as a result of the Change in Control. Unless otherwise provided for in an Award Agreement or Participant Agreement, any Award held by a Participant who experiences an involuntary Termination or resignation for Good Reason as a result of a Change in Control shall immediately vest as of the date of such Termination (in the case of any performance-based Awards, assuming such level of performance as determined by the Committee in its discretion). For purposes of this Section 11.4, a Participant will be deemed to experience an involuntary Termination as a result of a Change in Control if the Participant experiences a Termination by the Service Recipient other than for Cause or resigns for Good Reason, or in the case of a non-employee director of the Company, if the non-employee director’s service on the Board terminates in connection with or as a result of a Change in Control, in each case, at any time beginning on the date of the Change in Control up to and including the second (2nd) anniversary of the Change in Control. Notwithstanding the foregoing, if a Participant received Awards in connection with such Participant’s service as an Agent, such Participant’s Awards will not be accelerated by reason of the Change in Control or a termination in connection therewith.

12.	Use of Proceeds.

The proceeds received from the sale of Stock pursuant to the Plan shall be used for general corporate purposes.

13.	Rights and Privileges as a Stockholder.

Except as otherwise specifically provided in the Plan, no Person shall be entitled to the rights and privileges of Stock ownership in respect of shares of Stock that are subject to Awards hereunder until such shares have been issued to that Person.

14.	Transferability of Awards.

Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution, and to the extent subject to exercise, Awards may not be exercised during the lifetime of the grantee other than by the grantee. Notwithstanding the foregoing, except with respect to Incentive Stock Options, Awards and a Participant’s rights under the Plan shall be transferable for no value to the extent provided in an Award Agreement or otherwise determined at any time by the Committee.

15.	Employment or Service Rights.

No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for the grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

16.	Compliance with Laws.

The obligation of the Company to deliver Stock upon issuance, vesting, exercise, or settlement of any Award shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Stock pursuant to an Award unless such shares have been properly registered for sale with the U.S. Securities and Exchange Commission pursuant to the Securities Act (or with a similar non-U.S. regulatory agency pursuant to a similar law or regulation) or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale or resale under the Securities Act any of the shares of Stock to be offered or sold under the Plan or any shares of Stock to be issued upon exercise or settlement of Awards. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

17.	Withholding Obligations.

As a condition to the issuance, vesting, exercise, or settlement of any Award (or upon the making of an election under Section 83(b) of the Code), the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the amount of all federal, state, and local income and other taxes of any kind required or permitted to be withheld in connection with such issuance, vesting, exercise, or settlement (or election). The Committee, in its discretion, may permit shares of Stock to be used to satisfy tax withholding requirements, and such shares shall be valued at their Fair Market Value as of the issuance, vesting, exercise, or settlement date of the Award, as applicable.

18.	Amendment of the Plan or Awards.

18.1 Amendment of Plan. The Board or the Committee may amend the Plan at any time and from time to time.

18.2 Amendment of Awards. The Board or the Committee may amend the terms of any one or more Awards at any time and from time to time.

18.3 Stockholder Approval; No Material Impairment. Notwithstanding anything herein to the contrary, no amendment to the Plan or any Award shall be effective without stockholder approval to the extent that such approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which the Stock is listed. Additionally, no amendment to the Plan or any Award shall materially impair a Participant’s rights under any Award unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 11 hereof, shall constitute an amendment to the Plan or an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant’s consent, the Board or the Committee may amend the terms of the Plan or any one or more Awards from time to time as necessary to bring such Awards into compliance with applicable law, including, without limitation, Section 409A of the Code.

18.4 No Repricing of Awards Without Stockholder Approval. Notwithstanding Sections 18.1 or 18.2 above, or any other provision of the Plan, the repricing of Awards shall not be permitted without stockholder approval. For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (1) changing the terms of an Award to lower its exercise or base price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 11.1 hereof), (2) any other action that is treated as a repricing under GAAP, and (3) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise or base price is greater than the Fair Market Value of the underlying Stock, unless the cancellation and exchange occurs in connection with an event set forth in Section 11.2 hereof.

19.	Termination or Suspension of the Plan.

The Board or the Committee may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Board of Directors of the Company approve the Plan. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated; provided, however, that following any suspension or termination of the Plan, the Plan shall remain in effect for the purpose of governing all Awards then outstanding hereunder until such time as all Awards under the Plan have been terminated, forfeited, or otherwise canceled, or earned, exercised, settled, or otherwise paid out, in accordance with their terms.

20.	Effective Date of the Plan.

The Plan is effective as of the Effective Date, subject to stockholder approval.

21.	Miscellaneous.

21.1 Certificates. Stock acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine; provided, however, that unless the Committee determines otherwise, they shall be evidenced by Book Entry. If certificates representing Stock are registered in the name of the Participant, the Committee may require that (1) such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Stock, (2) the Company retain physical possession of the certificates, and (3) the Participant deliver a stock power to the Company, endorsed in blank, relating to the Stock. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Stock shall be held in book-entry form rather than delivered to the Participant pending the release of any applicable restrictions.

21.2 Other Benefits. No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

21.3 Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares of Stock) that are inconsistent with those in the Award Agreement as a result of a clerical error in connection with the preparation of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

21.4 Reservation of Shares; No Fractional Shares; Minimum Issue. The Company shall at all times reserve a number of Shares sufficient to cover the Company’s obligations and contingent obligations to deliver shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Company has the right to settle such rights in cash). No fractional shares shall be delivered under this Plan. The Committee may pay cash in lieu of any fractional shares in settlements of awards under this Plan.

21.5 Clawback/Recoupment Policy. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board (or a committee or subcommittee of the Board) and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any of its Affiliates. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

21.6 Non-Exempt Employees. If an Option is granted to an employee of the Company or any of its Affiliates in the United States who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable for any shares of Stock until at least six (6) months following the date of grant of the Option (although the Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (1) if such employee dies or suffers a Disability, (2) upon a Corporate Event in which such Option is not assumed, continued, or substituted, (3) upon a Change in Control, or (4) upon the Participant’s retirement (as such term may be defined in the applicable Award Agreement or a Participant Agreement, or, if no such definition exists, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options held by such employee may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Award will be exempt from such employee’s regular rate of pay, the provisions of this Section 21.6 will apply to all Awards.

21.7 Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 21.7 by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant’s participation in the Plan. In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”). In addition to transferring the Data among themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan. Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel the Participant’s eligibility to participate in the Plan, and in the Committee’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

21.8 Participants Outside of the United States. The Committee may modify the terms of any Award under the Plan made to or held by a Participant who is then a resident, or is primarily employed or providing services, outside of the United States in any manner deemed by the Committee to be necessary or appropriate in order that such Award shall conform to laws, regulations, and customs of the country in which the Participant is then a resident or primarily employed or providing services, or so that the value and other benefits of the Award to the Participant, as affected by non–U.S. tax laws and other restrictions applicable as a result of the Participant’s residence, employment, or providing services abroad, shall be comparable to the value of such Award to a Participant who is a resident, or is primarily employed or providing services, in the United States. An Award may be modified under this Section 21.8 in a manner that is inconsistent with the express terms of the Plan, so long as such modifications will not contravene any applicable law or regulation or result in actual liability under Section 16(b) of the Exchange Act for the Participant whose Award is modified. Additionally, the Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Eligible Persons who are non–U.S. nationals or are primarily employed or providing services outside the United States.

21.9 Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company or any of its Affiliates is reduced (for example, and without limitation, if the Participant is an employee of the Company and the employee has a change in status from a full-time employee to a part-time employee) after the date of grant of any Award to the Participant, the Committee has the right in its sole discretion to (i) make a corresponding reduction in the number of shares of Stock subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

21.10 No Liability of Committee Members. Neither any member of the Committee nor any of the Committee’s permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person’s own fraud or willful misconduct; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company’s organizational documents, as they may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

21.11 Payments Following Accidents or Illness. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

21.12 Governing Law. The Plan shall be governed by and construed in accordance with the laws of State of Delaware without reference to the principles of conflicts of laws thereof.

21.13 Electronic Delivery. Any reference herein to a “written” agreement or document or “writing” will include any agreement or document delivered electronically or posted on the Company’s intranet (or other shared electronic medium controlled or authorized by the Company to which the Participant has access) to the extent permitted by applicable law.

21.14 Arbitration. All disputes and claims of any nature that a Participant (or such Participant’s transferee or estate) may have against the Company arising out of or in any way related to the Plan or any Award Agreement shall be submitted to and resolved exclusively by binding arbitration conducted in Delaware (or such other location as the parties thereto may agree) in accordance with the applicable rules of the American Arbitration Association then in effect, and the arbitration shall be heard and determined by a panel of three arbitrators in accordance with such rules (except that in the event of any inconsistency between such rules and this Section 21.14, the provisions of this Section 21.14 shall control). The arbitration panel may not modify the arbitration rules specified above without the prior written approval of all parties to the arbitration. Within ten business days after the receipt of a written demand, each party shall designate one arbitrator, each of whom shall have experience involving complex business or legal matters, but shall not have any prior, existing or potential material business relationship with any party to the arbitration. The two arbitrators so designated shall select a third arbitrator, who shall preside over the arbitration, shall be similarly qualified as the two arbitrators and shall have no prior, existing or potential material business relationship with any party to the arbitration; provided that if the two arbitrators are unable to agree upon the selection of such third arbitrator, such third arbitrator shall be designated in accordance with the arbitration rules referred to above. The arbitrators will decide the dispute by majority decision, and the decision shall be rendered in writing and shall bear the signatures of the arbitrators and the party or parties who shall be charged therewith, or the allocation of the expenses among the parties in the discretion of the panel. The arbitration decision shall be rendered as soon as possible, but in any event not later than 120 days after the constitution of the arbitration panel. The arbitration decision shall be final and binding upon all parties to the arbitration. The parties hereto agree that judgment upon any award rendered by the arbitration panel may be entered in the United States District Court for the District of Delaware or any court sitting in Delaware. To the maximum extent permitted by law, the parties hereby irrevocably waive any right of appeal from any judgment rendered upon any such arbitration award in any such court. Notwithstanding the foregoing, any party may seek injunctive relief in any such court.

21.15 Statute of Limitations. A Participant or any other person filing a claim for benefits under the Plan must file the claim within one (1) year of the date the Participant or other person knew or should have known of the facts giving rise to the claim. This one-year statute of limitations will apply in any forum where a Participant or any other person may file a claim and, unless the Company waives the time limits set forth above in its sole discretion, any claim not brought within the time periods specified shall be waived and forever barred.

21.16 Funding. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

21.17 Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in relying, acting, or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any Person or Persons other than such member.

21.18 Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

* * *

Adopted by the Board of Directors: APRIL 14, 2025

Approved by the Stockholders: [May 30, 2025]

Termination Date: [APRIL 14, 2035]

the REAL BROKERAGE INC.

SCHEDULE B

ADVANCE NOTICE POLICY

(see attached)

THE REAL BROKERAGE INC.

ADVANCE NOTICE POLICY

Introduction

The Real Brokerage Inc. (the “Company”) is committed to: (i) facilitating an orderly and efficient process for holding annual general meetings and, when the need arises, special meetings of its shareholders; (ii) ensuring that all shareholders receive adequate advance notice of director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote for directors of the Company after having been afforded reasonable time for appropriate deliberation.

Purpose

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating individuals for election as directors of the Company.

This Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual meeting of shareholders or at any special meeting of shareholders at which directors are to be elected and sets forth the information that a shareholder must include in the notice to the Company in order for any nominee to be eligible for election as a director at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to review by the Board from time to time. This Policy may be amended at any time by majority vote of the Board for purposes of, among other things, complying with the requirements of applicable securities regulatory agencies or stock exchanges, housekeeping matters, or as otherwise determined to be in the best interests of the Company and its shareholders as determined by the Board in its discretion.

Nominations of Directors

1.	Subject only to the Business Corporations Act (British Columbia) (the “Act”), only persons who are nominated in accordance with the following procedures will be eligible for election as directors of the Company. At any annual meeting of shareholders, or at any special meeting of shareholders at which directors are to be elected, nominations of persons for election to the Board may be made:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders of the Company pursuant to a valid “proposal” as defined in the Act and made in accordance with Division 7 of Part 5 of the Act;

(c)	pursuant to a requisition of the shareholders of the Company made in accordance with section 167 of the Act; or

(d)	by any person (a “Nominating Shareholder”):

(i)	who, at the close of business on the date on which the Nominating Shareholder gives the notice provided for below in this Policy and at the close of business on the record date fixed by the Company for such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company; and

(ii)	who otherwise complies with the notice procedures set forth below in this Policy.

2.	In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder, the Nominating Shareholder must deliver notice (the “Notice”) thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 5 below) to the secretary of the Company in the manner in accordance with paragraph 8 below.

3.	To be timely, a Notice must be delivered to the secretary of the Company:

(a)	in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, the Nominating Shareholder’s Notice may be delivered not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

To the extent that the applicable annual meeting or special meeting of shareholders is adjourned or postponed, the time periods for the giving of timely Notice set forth above shall be calculated based on the new adjourned or postponed date of the annual meeting or special meeting of shareholders and not based on the original date of such meeting.

4.	For so long as this Policy is in effect, notwithstanding the provisions of the Company’s articles or the Act, the Company will give at least 21 days’ notice to shareholders of any annual general or special meeting and will set the record date for such meeting to be at least 21 days prior to the date of the meeting.

5.	To be in proper written form, a Notice must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”): (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person for the past five years; (C) all citizenships and residencies held by such person; (D) the class or series and number of shares of the Company which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date will then have been made publicly available and will have occurred) and as of the date of such Notice; (E) confirmation that the person meets the qualifications to act as a director set out in the Act; (F) reasonable details of any relationship between such person and the Nominating Shareholder, including whether such person is an employee or director of or shareholder in the Nominating Shareholder; and (G) any other information relating to the person that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws; and

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(b)	as to the Nominating Shareholder giving the Notice: (A) the class or series and number of shares of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting of shareholders and as of the date of such Notice; (B) full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company; and (C) any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws.

The Company may require any Proposed Nominee to furnish such other information as may be required by the Company acting reasonably in order to determine the independence of the Proposed Nominee or the eligibility of such Proposed Nominee to serve as a director of the Company or member of any committee of the Board or that could be material to a reasonable shareholder’s understanding of the experience, independence and/or qualifications, or lack thereof, of such Proposed Nominee.

6.	No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy will be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the chair of the meeting. The chair of the meeting will have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Policy and, if any proposed nomination is not in compliance with this Policy, to declare that such defective nomination will be disregarded.

7.	For purposes of this Policy “public announcement” will mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its transfer agent and registrar under its profile on the System of Electronic Document Analysis and Retrieval+ at www.sedarplus.com.

8.	Notwithstanding any other provision of this Policy, Notice given to the secretary of the Company pursuant to this Policy may only be given by personal delivery or by email (at such email address as may be stipulated from time to time by the secretary of the Company for purposes of this Notice), and will be deemed to have been given and made only at the time it is served by personal delivery to the secretary at the address of the principal executive offices of the Company or sent by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication will be deemed to have been made on the next following day that is a business day.

9.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

10.	For the purposes of this Policy, “business day” means a day other than a Saturday, Sunday or statutory holiday in British Columbia.

Effective Date

This Policy was approved and adopted by the Board on April 14, 2025 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

Governing Law

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

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the REAL BROKERAGE INC.

SCHEDULE C

BOARD MANDATE

(see attached)

The real brokerage inc.

MANDATE OF THE BOARD OF DIRECTORS

I.	GENERAL

1.	Mandate

The board of directors (the “Board”) of The Real Brokerage Inc. (the “Company”) is responsible for the stewardship of the Company. The Board is elected by the shareholders of the Company to supervise the management of the business and affairs of the Company, with the goal of enhancing long-term shareholder value.

Specifically, the Board is charged with responsibility for:

(a)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b)	oversight of management over strategic planning and ensuring that strategic planning takes into consideration, among other things, the opportunities and risks of the business;

(c)	working with management to identify the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

(d)	oversight of succession planning (including appointing, training and monitoring senior management);

(e)	adopting a communication policy for the Company;

(f)	oversight of the Company’s internal control and management information systems; and

(g)	developing the Company’s approach to corporate governance.

2.	Board Committees

To assist it in exercising its responsibilities, the Board has established three standing committees of the Board: the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee. Each committee will be composed entirely of independent directors. The Board may establish other standing committees, from time to time.

Each committee will have a written charter. At a minimum, each charter will clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board on at least an annual basis.

The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

3.	Expectations and Responsibilities of Directors

The Board expects that each director will, among other things:

(a)	act honestly, in good faith and with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	commit the time and energy necessary to properly carry out such director’s duties;

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(d)	attend all regularly scheduled Board and committee meetings, as applicable; and

(e)	review in advance all meeting materials and otherwise adequately prepare for all regularly scheduled Board and committee meetings, as applicable.

4.	The Board’s Expectations of Management

The Board expects that management will, among other things:

(a)	review continuously the Company’s strategies and their implementation in light of evolving conditions;

(b)	present a comprehensive annual operating plan and budget and report regularly on the Company’s performance and results relative to that plan and budget;

(c)	report regularly on the Company’s business and affairs, with a focus on matters of material consequence for the Company;

(d)	implement systems to identify and manage the principal risks of the Company’s business;

(e)	implement and maintain appropriate systems of internal control; and

(f)	implement and maintain appropriate disclosure controls and procedure.

In addition, the Board expects that the Chief Executive Officer (“CEO”) and the other executive officers of the Company will conduct themselves with integrity and that the CEO and other executive officers will create a culture of integrity throughout the Company.

5.	Decisions Requiring Prior Approval of the Board

The Board is responsible for pre-approving material transactions, including those involving mergers, acquisitions and major investments or divestitures of or by the Company.

II.	PROCEDURAL MATTERS

1.	Composition

The Board will be composed of a majority of “independent” directors, as defined under National Instrument 58-101 – Disclosure of Corporate Governance Practices and Nasdaq Listing Rule 5605(a)(2) and that the Board members on the Audit Committee meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (subject to the exemptions provided for therein).

The Board will consist of directors who represent a diversity of personal experience and background, particularly among the independent directors. At a minimum, each director will have demonstrated personal and professional integrity, achievement in his or her field, experience and expertise relevant to the Company’s business, a reputation for sound and mature business judgment, the commitment to devote the necessary time and effort in order to conduct such directors duties effectively and, if required, financial literacy.

The composition of the Board will balance the following goals:

(a)	the size of the Board will facilitate substantive discussions of the whole Board in which each director can participate meaningfully; and

(b)	the composition of the Board will encompass a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company’s business.

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2.	Director Qualifications

In addition to the qualifications specified for directors in the Business Corporations Act (British Columbia), directors of the Company will be subject to the following requirements:

(a)	members of the Audit Committee will be financially literate as defined in National Instrument 52-110 – Audit Committees;

(b)	at least one member of the Audit Committee will be financially sophisticated as required by Nasdaq Listing Rule 5605(c)(2)(A); and

(c)	following a change in principal occupation, place of residence, or a similar change in credentials, directors are expected to report that change to the Nomination and Corporate Governance Committee for consideration.

3.	Board Structure and Operations

(a)	Chair

The Board will appoint an independent director to act as Chair of the Board. If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director to act as Chair of the Board, the Board will also appoint an independent director to act as Lead Director. Either an independent Chair of the Board or an independent Lead Director will act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. The Chair of the Board and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

The designation of the Chair of the Board and the Lead Director, if applicable, will take place annually.

If, in any year, the Board does not appoint a Chair or Lead Director, if applicable, the incumbent Chair and Lead Director, if applicable, will each continue in office until a successor is appointed.

If the Chair of the Board or Lead Director, if applicable, is absent from any meeting, the Board will select one of the other members of the Board to preside at that meeting.

(b)	Meetings

The Chair of the Board, or, if the Chair of the Board is not independent, then the independent Lead Director, will be responsible for developing and setting, in consultation with other members of the Board and senior management, the agenda for Board meetings, and determining the time, place and frequency of Board meetings.

The independent directors will have regularly scheduled meetings at which only independent directors are present (“executive sessions”), at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled Board meetings.

(c)	Notice

Notice of the time and place of every meeting will be given in writing to each member of the Board and the CEO at least 48 hours before the time fixed for that meeting.

(d)	Quorum

Three members of the Board will constitute a quorum. No business may be transacted by the Board except at a meeting of its members at which a quorum of the Board is present in person or by means of such telephonic, electronic or other communications facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

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(e)	Attendees

The Board may invite any of the officers and employees of the Company and any advisors as it sees fit to attend a meeting of the Board and assist in the discussion and consideration of matters relating to the Board.

(f)	In Camera Sessions

The independent directors will hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

(g)	Records

Minutes of meetings of the Board will be recorded and maintained by the Secretary or the Assistant Secretary of the Company and will be subsequently presented to the Board for review and approval.

(h)	Liaison

The CEO will act as management liaison with the Board.

4.	Board Mandate Review

The Board will review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Nasdaq Stock Market.

III.	RESPONSIBILITIES

1.	Supervising Management of the Company

The Board is responsible for, in addition to its responsibilities set out in the articles of the Company:

(a)	appointing officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Company;

(b)	reviewing the officers’ performance and effectiveness; and

(c)	acting in a supervisory role.

In addition, the Board is responsible for, to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

2.	Risk Management

Management is responsible for the identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks.

The Board is responsible for overseeing the identification and management of the principal risks of the Company’s businesses. Among other things, the Board will review the Company’s risk management policies and procedures. The Board may delegate to the Audit Committee responsibility for reviewing reports from the internal audit function and reviewing the Company’s internal controls and risk management policies and procedures related to the finance and accounting aspects of the business.

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3.	Succession Planning

Management is responsible for succession planning (including appointing, training and monitoring senior management).

The Board is responsible for overseeing succession planning matters for officers and senior management, including the appointment, training and monitoring of those persons, and to assist it with certain of these responsibilities, the Board has established the Compensation Committee. The Board is also responsible for:

(a)	generally ensuring depth in senior management;

(b)	reviewing candidates for senior management positions;

(c)	considering periodically the organizational structure of the Company; and

(d)	considering periodically other succession planning matters.

4.	Communications Policy

Management is responsible for adopting a communications policy for the Company. The Board is responsible for reviewing and approving the communications policy (the “Corporate Disclosure Policy”) that ensures that the Company communicates effectively with its shareholders, other stakeholders, and the public in general.

The Corporate Disclosure Policy will:

(a)	contain measures for the Company to comply with its continuous and timely disclosure requirements and to avoid selective disclosure;

(b)	address how the Company interacts with analysts, investors, other key stakeholders and the public; and

(c)	address who reviews and approves major Company announcements.

The Company will maintain an investor relations group contact with the responsibility of maintaining communications with the investing public in accordance with the Corporate Disclosure Policy.

The Board will periodically review the Corporate Disclosure Policy.

5.	Internal Controls

Management is responsible for the Company’s internal control and management information systems.

The Board is responsible for overseeing and ensuring the integrity of the Company’s internal control and management information systems. The Board may delegate its responsibilities relating to the Company’s internal control and management information systems to the Audit Committee.

6.	Corporate Governance

The Board is responsible for developing the Company’s approach to corporate governance. The Board will monitor the effectiveness of the system of corporate governance at the Company, including the information requirements of the Board, the frequency and content of meetings and the need for any special meetings, communication processes between the Board and management, the charters of the Board and its committees and policies governing the size and composition of the Board.

The Board may delegate its responsibilities relating to corporate governance to the Nomination and Corporate Governance Committee.

7.	Measures for Receiving Feedback from Security Holders

The Board will oversee procedures to ensure that the Company, through management, provides timely information to current and potential security holders and responds to their inquiries. The purpose of these procedures will be to ensure that every security holder inquiry receives a prompt response from an appropriate Company spokesperson in accordance with the Company’s Corporate Disclosure Policy. The Board (or a Board committee) will ensure that designated persons under the Corporate Disclosure Policy are available to meet regularly with financial analysts and institutional investors.

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8.	Position Descriptions

The Board is responsible for:

(a)	developing clear position descriptions for the Chair of the Board, the Lead Director, if applicable, and the chair of each Board committee;

(b)	together with the CEO, developing a clear position description for the CEO, which includes delineating management’s responsibilities; and

(c)	developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

9.	Orientation and Continuing Education

The Board is responsible for:

(a)	ensuring that all new directors receive a comprehensive orientation, so that they fully understand:

(i)	the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Company expects from its directors); and

(ii)	the nature and operation of the Company’s business; and

(b)	providing continuing education opportunities for all directors, so that they may:

(i)	maintain or enhance their skills and abilities as directors; and

(ii)	ensure that their knowledge and understanding of the Company’s business remains current.

10.	Code of Business Conduct and Ethics

The Board is responsible for adopting a written code of business conduct and ethics (the “Code”), applicable to directors, officers and employees of the Company. The Code will constitute written standards that are reasonably designed to promote integrity and deter wrongdoing and will address the following issues:

(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b)	protection and proper use of corporate assets and opportunities;

(c)	confidentiality of corporate information;

(d)	fair dealing with the Company’s security holders, customers, suppliers, competitors and employees;

(e)	compliance with laws, rules and regulations; and

(f)	reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of the Company’s directors or executive officers will be granted by the Board (or a Board committee) only.

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11.	Nomination of Directors

The Board is responsible for nominating or appointing individuals as directors and, to assist it with this responsibility, the Board has established the Nomination and Corporate Governance Committee.

Before nominating or appointing individuals as directors, the Board will:

(a)	consider what competencies and skills the Board, as a whole, should possess;

(b)	assess what competencies and skills each existing director possesses (including the personality and other qualities of each director);

(c)	consider the appropriate size of the Board, with a view to facilitating effective decision-making; and

(d)	consider the advice and input of the Nomination and Corporate Governance Committee.

12.	Compensation Matters

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel, approving the Company’s annual compensation budget) and, to assist it with these responsibilities, the Board has established the Compensation Committee.

More specifically, the Board is responsible for approving:

(a)	the CEO’s compensation level, after consideration of the evaluation conducted by and the recommendations of the Compensation Committee; and

(b)	non-CEO officer and director compensation, incentive-compensation plans and equity-based plans, after consideration of the recommendations of the Compensation Committee.

13.	Regular Board Assessments

The Board is responsible for regularly and at least annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee. Those assessments will consider:

(a)	in the case of the Board, this Mandate;

(b)	in the case of a Board committee, the committee’s charter; and

(c)	in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Board will consider attendance at Board and committee meetings when making those assessments.

14.	Outside Advisors

The Board is responsible for overseeing a process which enables the Board, any Committee of the Board, or individual directors, to engage an external advisor at the expense of the Company in appropriate circumstances. The engagement of the external advisor will be subject to the approval of the Board (or a Board committee).

Approved by the Board of Directors on November 4, 2024

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